Exhibit 99.1

PERU COPPER INC.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

March 31, 2006

475 West Georgia Street, Suite 920

Vancouver, British Columbia

V6B 4M9

PERU COPPER INC.

RENEWAL ANNUAL INFORMATION FORM FOR THE

FISCAL YEAR ENDED DECEMBER 31, 2005

ITEM 1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to Peru Copper Inc., certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements, including but not limited to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources and reserves are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Such factors include, among other things, risks related to the exploration and potential development of the Toromocho Project, international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper and silver molybdenum and gold, the uncertainties involved in interpreting historical drilling results and other geological data, fluctuating metal prices, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this document under the heading “Risks to the Business”. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. We undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Material factors included in this document include our continued compliance with regulatory requirements, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company’s exploration property. Many factors could cause the actual results, performance or achievement of the Company’s to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Currency Presentation And Exchange Rate Information

This annual information form contains references to both Canadian dollars and US dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to herein as “US dollars” or “US$”.

The closing, high, low and average exchange rates for the Canadian dollar in terms of US dollars for the three years ended December 31, 2005, 2004 and 2003, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2005	2004	2003
Closing	0.8577	$0.8333	$0.7751
High	0.8751	0.8547	0.7751
Low	0.7853	0.7194	0.6369
Average(1)	0.8254	0.7692	0.7142

(1)	Calculated as an average of the daily noon rates for the period.

On March 30, 2006, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.16 or Cdn$1.00 = US$0.86.

ITEM 2

CORPORATE STRUCTURE

Peru Copper Inc. was incorporated on February 24, 2004 under the Canada Business Corporations Act. We amended our Articles of Incorporation on March 16, 2004 to delete certain restrictions on the transfer of our shares. We are a holding company, and conduct our business through our wholly-owned subsidiary, Peru Copper Syndicate, Ltd., a Cayman Islands company which beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company. Our registered office is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2 and our head office is located at Suite 920, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9.

The following chart illustrates our corporate structure, listing each of our subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by us.

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Overview of Business

We are a Canadian exploration company in the business of identifying and acquiring potentially mineable deposits of copper in Peru. We currently hold exploration rights and an option to acquire development rights to a deposit of porphyry copper situated in Morococha, an historical mining district in central Peru called the Toromocho Project, and are conducting exploration on this project. Our right to develop the Toromocho Project is dependent on our exercise of an option (the “Toromocho Option”) granted to us in an option agreement (the “Toromocho Option Agreement”) entered into in 2003 with Empresa Minera del Centro del Peru S.A., a Peruvian state-owned mining company, also known as “Centromin”. The Toromocho Option Agreement gives us the right to acquire the mineral concessions and related assets held by Centromin in the Toromocho Project, including rights of use, and easements, buildings, a license for the use of water, and use of historical information regarding the mineral deposit. See “Three Year History” – “Toromocho Project” and “Material Contracts”.

We have retained UBS Investment Bank as our financial advisor to assist us in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the project or development of the Toromocho Project by the Company. See “Three Year History – UBS Retained.”

Three Year History

Toromocho Project

In 1999, J. David Lowell, our Executive Chairman and one of our founders, began studying potential mineable deposits of copper ore reserves in Equador, Peru and Argentina. Through this process, Mr. Lowell determined that Centromin was the owner of certain lands which appeared to include interesting potential targets for exploration. In 2002, Mr. Lowell, together with Catherine McLeod-Seltzer, Luis Baertl and, later, A. Geoffrey Loudon and David E. De Witt, began to study prospective deposits held by Centromin, several of which were considered before selecting the Toromocho mineral deposit. In April 2003, the group formed Peru Copper Syndicate, Ltd. for the purpose of making a bid for the Toromocho mineral concessions, which were being privatized by the Peruvian Government. In June 2003, through our wholly-owned subsidiary Peru Copper Syndicate, we successfully bid for the Toromocho mineral concessions.

Significant Arrangements with Third Parties

On June 11, 2003, following our successful bid, Minera Peru Copper S.A. entered into the Toromocho Option Agreement with Centromin, pursuant to which Centromin granted us the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. See “Material Contracts”. Subsequently, we entered into two addendums to the Toromocho Option Agreement with Centromin, one on November 12, 2003 (the “First Addendum”) authorizing us to sign the MPCS Assignment Agreement and the other on August 26, 2004 (the “Second Addendum”) amending the terms of the Toromocho Option Agreement and the Toromocho Transfer Agreement. See “Material Contracts”. The Toromocho Option has an initial one-year term with four possible annual extensions, expiring on June 11, 2008. On May 25, 2005, we provided Centromin with notice to extend the agreement for a third year.

Sociedad Minera Corona S.A., also known as “Corona”, is a significant holder of mineral concessions and surface rights within the Morococha mining district. In order to ensure that we own all necessary mineral rights to develop the Toromocho Project, we have agreed to grant each other rights to acquire to certain mineral concessions held by the other party (the “Corona Transfer Agreement”). In our case, we have a right to purchase the mineral concessions held by Corona that are within the boundary of the Independent Mineral Consultant pit and, in return, we have granted Corona the right to acquire other concessions that will be acquired by us upon exercise of the Toromocho Option. See “Mineral Projects” and “Material Contracts”.

On November 19, 2003, Minera Peru Copper entered into an assignment agreement (the “MPCS Assignment Agreement”) with Corona pursuant to which Minera Peru Copper granted Corona an option to purchase the mineral concessions comprising the Buenaventura area in Morococha totalling 36.1509 hectares (the “Assigned Area”). We do not consider the mineral concessions in the Assigned Area as necessary in order to carry out the exploration and development of the Toromocho Project. See “Material Contracts”.

Project Drilling History

Prior to our involvement in the Toromocho Project, from 1966 to 1976 Cerro de Pasco Corporation, a United States mining company which owned a majority of the mineral concessions contained within the Cerro de Pasco mining district prior to their being nationalized in 1974, and Centromin conducted a total of 42,394 metres of diamond drilling on the deposit. From 1976 to 2002, Centromin did not conduct any exploration or development activities on the Toromocho Project.

We are currently in the exploration phase of the Toromocho Project. During 2003 and 2004, we conducted a diamond drilling program in order to confirm historical drilling results and to identify and delineate additional mineralization. During 2005 and 2006, our exploration program includes analysis of drilling completed in 2004 and additional drilling to confirm previous and historical drilling results and to identify additional mineralization in the Northeastern area of the Project. Approximately 88,108 meters of drilling was completed in 2004 and 2005. We completed a pre-feasibility study in February 2006, which was carried out by SNC-Lavalin Chile S.A. Our drilling activities for 2006 includes limited additional drilling. See “Business - General” and “Toromocho Project -

Proposed Exploration and Development Program.” During our exploration phase, we are also engaged in metallurgical testing as well as conducting studies to identify adequate water sources, and tailings pond sites to support mining operations. Based upon a preliminary evaluation, it appears that there are adequate sources of water and tailings pond sites for our development activities. We are studying the socio-economic impact of the Toromocho Project on the region and have recently hired a consulting firm to conduct more in-depth studies.

Private Placements and Share Exchange

On March 18, 2004, we completed a brokered treasury private placement of 8,571,429 units at US$1.40 per unit for gross proceeds of approximately US$12,000,000, to fund our Phase I exploration work program and general corporate expenses. Each unit consisted of one non-interest bearing, unsecured convertible note and one-half of one special warrant of Peru Copper. Upon completion of our initial public offering, each note was automatically converted into 1.1 common shares (for an aggregate of 9,428,570 common shares) and each whole special warrant was automatically exercised for 1.1 warrants (for an aggregate of 4,714,284 warrants). Each warrant is exercisable by the holder thereof to purchase one common share at a price of US$2.00 per share at any time before 5:00 p.m. (Toronto time) on March 18, 2006, pursuant to the terms of our warrant indenture with Computershare Trust Company of Canada dated March 18, 2004, as supplemented September 21, 2004 (the “Warrant Indenture”). See “Material Contracts”.

Concurrently with the completion of our March 18, 2004 private placement described above, we entered into a shareholders’ agreement with certain shareholders of Peru Copper Syndicate Ltd. pursuant to which such shareholders agreed to effect a share exchange as a result of which Peru Copper Syndicate would become our wholly-owned subsidiary. The share exchange was completed on April 30, 2004, and the shareholder’s agreement was terminated. Pursuant to the share exchange, certain shareholders of Peru Copper Syndicate exchanged all of their common shares of Peru Copper Syndicate for 46,999,999 common shares and 3,000,000 unsecured convertible notes of Peru Copper, as a result of which Peru Copper Syndicate became our wholly-owned subsidiary. The notes, which consisted of identical terms to those issued in the treasury private placement, were then sold by such shareholders pursuant to a secondary private placement. These notes were also automatically converted into 1.1 common shares (for an aggregate of 3,300,000 common shares) of Peru Copper upon completion of our initial public offering.

Initial Public Offering and TSX Listing

In October 2004, we completed an initial public offering of 34,298,750 units at $1.65 per unit for gross proceeds of approximately $56.6 million (which included the exercise of the underwriters’ over-allotment option) to fund further exploration of the Toromocho Project, potential land acquisitions and general corporate purposes. Each unit consisted of one common share and one-half of one common share purchase warrant of Peru Copper, with each whole warrant being exercisable to purchase one common share at a price of US$2.00 per share at anytime before 5:00 p.m. (Toronto time) on March 18, 2006, pursuant to the terms of the Warrant Indenture. The units were issued pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) dated September 20, 2004 between Peru Copper and BMO Nesbitt Burns Inc., GMP Securities Ltd., Haywood Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Salman Partners Inc. and Sprott Securities Inc. See “Material Contracts”.

Concurrently with completing our initial public offering, we applied to the Toronto Stock Exchange (the “TSX”) for a listing of our common shares and warrants. Our common shares and warrants commenced trading on the TSX upon completion of our initial public offering on October 6, 2004.

On March 18, 2006, the common share purchase warrants issued in October 2004 expired. A total of 21,855,575 warrants were exercised, resulting in cash proceeds to the Company in the amount of US$43,711,150.

U.S. Registration Statement and AMEX Listing

In December 2004, we filed a United States registration statement, as amended February 25, 2005 and March 22, 2005, under the Securities Act of 1933, to register our common shares and warrants for resale in the United States pursuant to the terms of a registration rights agreement dated October 6, 2004 entered into between Peru Copper and BMO Nesbitt Burns Inc. See “Material Contracts”. The registration statement was declared effective by the Securities Exchange Commission on April 15, 2005, and our common shares and warrants were listed and posted for trading on the American Stock Exchange (the “AMEX”) on April 19, 2005.

Sociedad Minera Austria Duvaz S.a.c.

On May 9, 2005, we entered into purchase agreements whereby we can acquire up to approximately $9.6 million in outstanding bank debt of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) from three lender banks in Peru. Austria Duvaz owns a mining concession and surface rights adjacent to the Toromocho Project and operates a small underground mine in the Morococha area. We have entered into agreements under which we are obligated to pay approximately $3.1 million for the acquisition of the debt. As of December 31, 2005, we have paid or accrued $1.3 million relating to the acquisition of this debt. The majority of the remaining payments of $1.8 million are contingent upon certain judicial and bankruptcy proceedings in Peru. See “Legal Proceedings”.

Updated Mineral Resource Estimate

On October 5, 2005, we announced an updated mineral resource estimate for the Toromocho Project prepared by Independent Mining Consultants Inc. (“IMC”).

UBS Retained

On November 7, 2005, we announced that we retained UBS Investment Bank as our financial advisor, to assist us in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the Project, or a development of the Toromocho Project by Peru Copper itself.

Lima Stock Exchange Listing

Effective January 16, 2006, our common shares were listed and posted for trading on the venture capital segment of the Lima Stock Exchange under the symbol “CUP”.

Completion of Pre-Feasibility Study

On February 9, 2006, we announced the completion of a pre-feasibility study on the Toromocho Project. The pre-feasibility study was conducted by SNC-Lavalin Chile S.A. See “Narrative Description of the Business – Mineral Projects”.

Appointment of New Director

On February 6, 2006, we announced that Dr. Miguel Grau was elected as a director of the Company by our board of directors, subject to regulatory approval. Mr. Alan Hill resigned his position as a director of the Company effective February 6, 2006, due to personal reasons. Mr. Hill had served as a director of the Company since May 2004.

New Mineral Reserve Estimate

New mineral reserve and resource estimates were announced in a press release on March 6, 2006 and an updated Technical Report pursuant to Canada’s National Instrument 43-101 was filed on SEDAR on March 27, 2006.

ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

We are engaged in the exploration and acquisition of rights to potential mineable copper.

Principal Products

Our principal product is copper.

Specialized Skill and Knowledge

The success of our business depends, in part, on our ability to attract management and personnel with specialized skills and knowledge in the mining industry. Our current management team and other contributors to our business possess experience in significant years and within the mining industry, as well as with the finance industry.

Competitive Conditions

The mineral exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. Our ability to acquire mineral properties in the future will depend not only on our ability to develop our present property, but also on our ability to select and acquire suitable producing properties or prospects for mineral exploration or development.

Economic Dependence

We are substantially dependent on the Toromocho Option Agreement with Centromin and in the event that we are not able to satisfy the conditions necessary in order to exercise the Toromocho Option, we may lose our option to acquire development rights to the Toromocho Project and monies spent on the Toromocho Project. See “Material Contracts” and “Risks of the Business”.

Employees

As at December 31, 2005, the Company had 58 employees, of which 4 were in a management capacity, 25 were in an administrative capacity, and 29 were in a technical capacity. We had one employee in Canada and 57 in Peru.

Foreign Operations

We are solely dependent upon foreign operations due to the fact that our one exploration project is located in Peru.

Peru

Peru is a democratic republic governed by an elected government headed by a president. Despite a history of political instability under both civilian and military governments, Peru has become a leading country for mining activities in South America. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment in Peru is treated as equal to domestic capital.

Peru has a developed mining infrastructure, a large pool of skilled technical and professional personnel and an established legal system. Legislation allows for full repatriation of capital and profits from Peru and the country’s mining legislation offers access to mining concessions under an efficient registration system.

Peru has suffered and continues to suffer civil unrest resulting, in part, from high levels of unemployment and high expectations of an improvement in living standards. The Toromocho Project is situated in an historical mining district, an area which has not experienced any significant civil unrest to date. See “Risks of the Business”.

Current Government

Currently, Peru has a minority government led by President Alejandro Toledo of the Peru Posible party. President Toledo was elected to the presidency in June 2001 for a five-year term. Peru is currently divided into 25 regions plus Metropolitan Lima, with each regional government comprising a president, vice president and council. Presidential elections are scheduled to be held on April 9, 2006.

Mining in Peru

Peru is the world’s sixth-largest producer of gold and copper and the second-largest producer of silver. It also ranks high in output of zinc and lead. Minerals are traditionally the most important source of export revenue, averaging just under 50% of total Peruvian export earnings in 1998-2003. The mining sector has also consistently been the fastest growing sector in recent years due to increased exploration and development expenditures and the start-up of several new mines.

Peru has 15% of the world’s copper reserves, and production has increased since the mid-1990s, following heavy investment in the sector. Growth in export earnings slowed after 1997 as plunging mineral prices depressed revenue, but output has increased every year since 1998 and investment in the sector is still firm.

In 2003, Peru produced 625,000 tonnes of copper and achieved export earnings of US$1.26 billion. Strong growth in the mining sector is expected to be sustained by investment in new operations and rising gold and copper prices.

Peruvian Mining Laws

The Toromocho Project is subject to various Peruvian mining laws, regulation and procedures.

Mining activities in Peru are subject to the provisions of the Uniform Text of Mining Law, which was approved by Supreme Decree No. 14-92-EM on June 4, 1992, and enacted into law on October 10, 1992. Under Peruvian law, the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located. The term of a concession is indefinite, provided that related annual fees are duly paid. The rights manifested in a mining concession are protected against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract. Mining concessions may be privately owned and no state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

Annual Fees

Concession holders must pay an annual rent fee by June 30 of each year. The annual fee is currently US$3 per hectare. Concession holders must reach a minimum level of annual commercial production of at least US$100 per hectare in gross sales within six years of the date of the grant of the concession or, if the concession has not been put into production within that period, the annual fee increases by US$6 per hectare for the seventh through eleventh years following the date of grant and by an additional US$20 per hectare thereafter. Failure to pay the annual fee for two consecutive years will result in the termination of the concession.

Royalties

In June 2004, Peru’s congress approved a bill to allow royalties to be charged on mining projects. The royalties are payable on Peruvian mine production at the following rates: 1.0% for sales up to US$60 million; 2.0% for sales between US$60 million and US$120 million; and 3.0% for sales greater than US$120 million. In the case of copper, the percentage royalty is a net smelter returns royalty, which cost will be deductible for income tax purposes.

In August 2004, a further bill was signed relating to the new royalties law, which provides that mining projects that contracted to pay mining royalties prior to the enactment of the new royalties law, which is the case for us, will be governed by such contracts and will not be subject to the royalties payable under the new royalties law.

On November 15, 2004, regulations were published implementing the Mining Royalty Law and defining the basis for calculating royalty payments. Monthly royalties are calculated using a Reference Royalty Basis which is generally defined as the gross sales value of “Concentrates or Equivalent” or of the “Mineral Component” for traded commodities or the gross value of the mineral component as declared by a concession holder. The royalty obligation is applied at the earlier of the date an invoice is delivered or the product is delivered. A penalty of 10% is imposed for non-payment. See “Risks of the Business”.

Ownership of Mining Rights

Pursuant to the Uniform Text of Mining Law:

•	no restrictions are placed on the remittance of dividends, depreciation and royalties outside of Peru;

•	mining rights may be forfeited due to a number of enumerated circumstances (for example, the negligence of the title holder in carrying out operations);

•	equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners; and

•	the right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.

Taxation and Foreign Exchange Controls

Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% tax if profits are distributed to shareholders. Advance monthly payments are required on a percentage of gross income, subject to a final settlement in March of the following business year (January 1 through December 31).

There are currently no restrictions on the ability of a company operating in Peru to transfer foreign currency to or from Peru or to convert Peruvian currency into foreign currency.

Congress has approved a Temporary Net Assets Tax, which will apply to companies subject to the General Income Tax Regime. Net assets are taxed at a rate of 0.6% on the value exceeding Nuevo Sol 5,000,000 (approximately US$1,515,090). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a credit against Income Tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.

The Tax Administration Superintendence is the entity empowered under the Peruvian Tax Code to regulate central government taxes. The Tax Administration Superintendence can enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.

Stability Agreements

The Peruvian Mining Act gives holders of mining rights the option to sign stability agreements with the Peruvian Government in connection with the commencement of new mining operations or expansion of existing mining operations and submission of satisfactory documentation to the government regarding the amount of investment. In order to qualify, companies must submit satisfactory documentation to the Government regarding the amount of investment. Holders of mining rights starting up operations producing over 350 tonnes per day up to 5,000 tonnes per day and mining units already in production that increase production by 100% up to 5,000 tonnes per day can sign a stability agreement upon documentation of an investment program valued at no less than US$2,000,000.

Stability Agreements contain the following provisions:

•	A 15 year term.

•	Stability is applicable to the mining unit in which the investment is made.

•	Tax stability protecting the company from any new tax or modification in tax after the date of the agreement.

•	Any new regulation that creates mandatory bonds, loans to the Government or tax payments in advance will not be applicable.

•	Stability of foreign exchange regulations including the free use of foreign currency generated by exports.

•	No discrimination in the exchange rate including a guarantee of access to the most favourable exchange rate.

•	Free trade rights with respect to the company’s mineral production.

•	Stability with respect to any new non-income taxes such as temporary import or VAT refund for exportation.

•	Administrative stability protecting the company from increases in the amount of annual fees and penalties.

If a company signs a stability agreement, the Corporate Income Tax rate increases from 30% to 32%.

We have not yet commenced operations, but it is our intention to enter into such stability agreements if we commence operations.

Environmental Laws

The Peruvian Ministry of Energy and Mines establishes an environmental protection policy and sets maximum allowable levels for effluents, signs environmental administrative stability agreements, oversees the impact of mining operations and imposes administrative sanctions.

Pursuant to Supreme Decree 38-98-EM approved on November 30, 1998, concession holders are required to obtain an environmental permit from the Directorate for Environmental Affairs in order to carry out exploration and development activities. Mining companies are responsible for the control of emissions, discharges of effluent and disposal of all by-products resulting from their operations, and for the control of substances that may impose any hazard, either due to excessive concentrations or prolonged exposure.

An exploration permit is only required in respect of surface hole drilling, and is not required for underground drilling. We obtained the appropriate environmental permit in order to carry out our Phase 1 exploration drilling program, which was completed in January 2005. We also have obtained all of the permits required to complete all of the drilling planned through 2006.

Mine Closure and Remediation

On October 14, 2003, the Peruvian government published Law 28090 “Mine Closure Law” which establishes provisions relating to mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the Peruvian Ministry of Energy and Mines within a one-year period, after the law comes into effect.

The proposed law provides that a mine must grant an environmental warranty for the estimated costs associated with its mine closure plan. The law does not establish when such warranties must be in place nor does the law specify the form of the required warranty. However, the law indicates that a warranty may take the form of insurance, cash collateral, a trust agreement or other forms as permitted by the Peruvian law.

The Mine Closure Law became effective on August 16, 2005 with the enactment of the enabling regulations.

Workers Participation

Under Peruvian law, every company that generates income and has more than twenty workers on its payroll is obligated to permit its workers to share in its profits. For mining companies, the percentage of this profit-sharing benefit is 8% of pre-tax income. Cooperative, self-managed companies, civil partnerships and companies that do not have more than twenty workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll.

The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.

Regulatory and Supervisory Bodies

The two primary entities in Peru that regulate and supervise mining companies are the Ministry of Energy and Mines and the National Institute of Concessions and Mining Cadastre. The Mining of Energy and Mines oversees regulatory compliance for safety, environmental protection, job-related health, contractors, and mining development matters. In addition to the Ministry of Energy and Mines’ own officers, private companies specifically registered with the Ministry of Energy and Mines are also entitled to supervise such compliance. The National Institute of Concessions and Mining Cadastre grants mining concessions entitling the concession holder the right to explore and exploit the zone where such concessions are located. Concession holders are required to explain how operations will comply with Peruvian environmental regulations by filing an Environmental Impact Assessment.

Other Peruvian governmental and regulatory bodies involved with mining companies include the:

•	National Institute of Natural Resources, which manages protected natural areas and issues an advisory opinion on every concession holder’s Environmental Impact Assessment, to the extent that planned operations will alter natural landscape;

•	General Bureau of Environmental Health of the Ministry of Health, which manages waste discharge into the environment and related issues, particularly those that may affect public health;

•	Mining of Internal Affairs, which approves the acquisition, transport and usage of explosives for mining companies;

•	National Institute of Culture, which grants certifies the non-existence of archaeological remains, as typically required for the Environmental Impact Assessment;

•	General Bureau of Harbor Masters’ Offices and Coastguards, which enforces sanctions if rivers or navigable lakes located within Peru’s national borders are contaminated for whatever reason;

•	Supervisory Board for Investment in Energy, which monitors compliance with conservation laws in regarding utility issues; and

•	Ministry of Agriculture, which approves water usage permits.

In conjunction with the Peruvian central government, regional governments manage natural resources and improving the quality of the environment on a sustained basis. In addition, municipalities grant licenses for municipal, business, and residential construction.

Impact of Environmental Non-Compliance

Non-compliance with Peruvian environmental laws or regulations can result in the imposition of administrative sanctions, such as fines, closure orders, or the lapse of mining concessions.

Failing to comply with Environmental Impact Assessment obligations or tax regulations could result in criminal and civil action against the company and its representatives.

Reorganizations

We undertook a material reorganization of our business in April 2004 by completing a share exchange with the shareholders of Peru Copper Syndicate, in order to acquire Peru Copper Syndicate as a wholly owned subsidiary. See “General Development of the Business of the Company” – “Three Year History” – “Private Placements and Share Exchange”.

Risks of the Business

Our operations are speculative due to the high-risk nature of our business which is the exploration and acquisition of rights to potential mineable deposits of copper. These risk factors could materially affect our future results and could cause actual events to differ materially from those described in forward-looking statements relating to our company.

Exploration, Development and Operating Risks

Risks Relating To Our Business And Industry

We are an exploration-stage company with a very limited operating history and our estimates of mineralization are based on drilling data, which may not reflect the actual deposits or the economic viability of extraction.

We are engaged in copper mineral exploration. We have no operating history upon which to base estimates of any future production, operating costs and results. The estimating of mineralization is a subjective process and the accuracy of estimates is a function of quantity/and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. See “Mineral Projects” – “Toromocho Project – Mineral Resources”.

Estimates may have to be recalculated based on changes in mineral prices or further exploration or development activity. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates. Market price fluctuations for minerals, increased production costs or reduced recovery rates, or other factors can render production uneconomical at particular sites.

The mineralization estimates that we have relied upon regarding the Toromocho Project are, to some extent, based upon the interpretation of geologic data obtained from historical drill holes and other sampling techniques. We have further in part relied upon a technical report and a historical feasibility study which was obtained by a previous owner. This report and study derive estimates of costs based upon:

•	anticipated tonnage and grades of ore to be mined and processed,

•	the estimated configuration of the ore body,

•	expected recovery rates from the ore,

•	estimated operating costs, and

•	anticipated climatic conditions and other factors.

The accuracy of estimates is affected by the quantity and quality of available data. Until we complete a full feasibility study, we cannot be certain that it will be economically feasible to extract and process the copper even if the past mineral estimates and target locations are accurate.

As a result, it is possible that actual costs and economic returns will differ significantly from those currently estimated for the Toromocho Project. In addition, it is also not unusual in mining operations to experience unexpected problems both during the start-up and during ongoing operations. To the extent that unexpected problems occur affecting our production in the future, our revenues may be reduced, costs may increase and our profitability may be adversely affected.

We currently depend on a single mineral property, which is in the early stages of development and even if it is developed, negative developments affecting the properties could adversely affect our business.

Even if we are successful in meeting the requirements to exercise the option to acquire the Toromocho mining concessions and assets, our business will be dependent upon this single mining property. Unless we acquire more properties or projects, any negative development affecting this property or our rights to develop our mining concessions on this property, could materially adversely affect our business, financial condition and results of operations.

We have a history of losses and we expect to incur losses in the future.

As an exploration company that has no production history, we have incurred losses since our inception. From April 24, 2003, when our exploration activities began, through December 31, 2005, we have no revenues and incurred losses of US$3,742,800. We believe that we will be unable to generate enough revenue to offset our operating costs and, therefore, expect to continue to experience losses until we successfully complete a feasibility study and develop the Toromocho Project into an operating mine. There can be no assurance that we will successfully develop an operating mine, or achieve or sustain profitability in the future.

Copper exploration is highly speculative in nature and there can be no certainty of our successful development of profitable commercial mining operations.

Copper exploration is highly speculative. It involves many risks and frequently is not productive. Our copper exploration efforts may not be successful. The mineralization at the Toromocho Project is a “mineral reserve”. Investors cannot assume that we will ever be successful in converting the mineral reserve into proven and probable mineral reserves. Success in identifying commercially viable proven and probable mineral reserves is based upon a number of factors, including:

•	the quality and experience of our management,

•	our level of geological and technical expertise,

•	the quantity and quality of land available to us for exploration, and

•	many other factors outside of our control.

We have never had mineral producing properties. We cannot be certain that commercial quantities or grades of minerals will be discovered at the Toromocho Project or other future properties. The metallurgical properties of any minerals found may make them uneconomic to process. Even if commercial quantities and grades of minerals are discovered, we cannot be certain that any property will ever be brought to a stage where minerals can profitably be produced from it. Factors which may limit our ability to produce minerals from our properties include the market price of the minerals being sought, availability of additional capital and financing, and the nature and location of any mineral deposits.

It may take several years of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to conduct a full feasibility study and to construct mining and processing facilities. We cannot be certain that our exploration programs will result in profitable commercial mining operations.

We do not own the mining concessions and assets of the Toromocho Project and may not satisfy the terms of the Toromocho Option Agreement to acquire such concessions.

We do not own the mining concessions in the Toromocho Project. The concessions to mine the Toromocho Project and the land and related assets are held by Centromin, a Peruvian state-owned mining company, and others. We hold an option that expires June 11, 2008 to acquire the Toromocho Project mining concessions and related assets held by Centromin. The option may only be exercised if we deliver to Centromin a detailed Feasibility Study on the Toromocho Project and provide evidence to them that we either:

•	have at least one mining operation or concentrator with a capacity of 10,000 tonnes per day, and a net shareholders’ equity of US$100,000,000, or

•	that a financial institution acceptable to Centromin is willing to provide the financing required for the development of the Toromocho Project, as described in the Feasibility Study.

Upon exercise of the Toromocho Option Agreement, we must deliver a performance bond or a letter of credit in the amount of US$30,000,000 towards required development obligations.

We do not now satisfy the conditions for option exercise. In the event that we do not in the future satisfy the option exercise conditions, we may become subject to penalties or lose our option. If this happens, we will have lost all monies spent on the Toromocho Project.

Historical metallurgical testing at Toromocho indicates limitations on producing high-grade copper concentrate resulting in higher costs to us and lower pricing for our products.

The results of historical metallurgical testing at Toromocho indicate an inability to produce copper concentrate grades higher than approximately 22% copper, at recovery levels in the low 80% range. Our metallurgical testing has produced copper concentrate with average grades of 26.5% at an average recovery level of 89.5%, based on estimated quantities of seven different rock types representative of the ore deposit. Our inability to produce higher-grade copper concentrates at higher recovery rates could increase our operating costs and reduce the potential profitability of our future operations.

We may not be able to access sufficient water, power and tailings storage areas that will be necessary in order to develop the Toromocho Project into an operating mine.

The current supply of water and electricity at the Toromocho Project site is limited. We may need to access additional water and electricity sources in order to develop the Toromocho Project. In addition, we will need to locate and develop storage areas for tailings. Our inability to secure adequate water and power resources or adequate storage areas for tailings sufficient to run a large open pit deposit could prevent or hinder our ability to fully exploit and develop the Toromocho Project. We cannot be certain that we will be able to obtain the permits and easements required to access there sources nor what the cost of such access will be.

We will require a significant amount of capital to fund our operations, our ability to obtain additional capital depends on many factors beyond our control and lack of adequate capital could delay or prevent us from achieving profitability.

With the proceeds of our initial public offering and the exercise of warrants, we expect to have sufficient financial resources to complete the preliminary development program for the Toromocho Project, including a feasibility study, environmental studies and required permitting. Future development of product at the Toromocho Project to production will depend upon our ability to obtain financing through debt financing, equity financing, joint venture relationships, or other means. We have recently retained UBS Investment Bank as a financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. The fact that we are engaged in the early stages of development in Peru, a country experiencing political and economic unrest, may limit the sources of financing available to us as well as increase the cost to us of securing that financing. We may not be successful in obtaining the required financing on terms acceptable to us for these or other purposes.

Fluctuations in copper prices could adversely affect our future profitability and we do not have a hedging policy to protect us from such fluctuations.

Our future profitability and long-term viability will depend, in large part, on the global market price of copper. Market prices for copper are volatile and are affected by numerous factors beyond our control, including:

•	inflation,

•	global copper demand,

•	global copper supply,

•	speculative activities, and

•	political and economic conditions.

These factors could negatively impact the price for copper and lower copper prices would negatively impact our future profitability. We do not have a hedging policy to protect us from a decline in copper pricing and have no intention to establish one while we are in the exploratory phases of our operations. In addition, we may not have the ability to purchase hedging instruments in the future. Hedging instruments may also not protect us adequately from fluctuations in the market price of copper.

We may not be able to satisfy minimum investments to develop the mining concessions and, if we do not, we could become subject to penalties and to the loss of our mining concessions.

Even if we satisfy all the requirements to exercise our option to acquire Centromin’s mining concessions and assets, we will be required to spend 70% of the minimum investment necessary to develop the mining concessions within five years after exercise. If we fail to make yearly minimum investments to develop the mining concessions acquired from Centromin, we could become subject to significant cash penalties or lose the mining concessions and assets, which could increase our operating costs or could have a material adverse effect on our ability to continue operations.

Easements and rights of use owned by others in or near the Toromocho Project may interfere with our ability to develop our mining concessions.

Two third parties are currently operating small underground mines close to the area containing the Toromocho Project. One of them, Corona, which is owned by Pan American Silver Corp., has been granted a temporary easement by Centromin to gain access to its mining operations through a central shaft located within the Toromocho concessions. These third-party underground mining operations may restrict our ability to explore and develop our Toromocho mining concessions and could adversely affect our cost of operations and future profitability.

In addition, the northern part of the Toromocho concessions includes the town of Morococha with approximately 3,700 residents. Our ability to develop any mineral deposits in that area could be restricted or our costs could be significantly increased and our future profitability adversely affected.

We may not satisfy the terms of our agreements with Corona to exchange mining concessions in the Toromocho Project, which could have an adverse effect on our ability to fully develop the Project.

We have an option to acquire other Toromocho concessions held by Corona. In exchange, we granted Corona the option to acquire mining concessions within the Toromocho concessions near to Corona’s other mining operations. Any failure to conclude these transactions could hinder our ability to fully develop the Toromocho concessions.

Additional mining concessions adjacent to the Toromocho Project are owned by third parties and we may not be able to negotiate the acquisition of these rights, which could increase our cost of operations or adversely affect our ability to fully develop the Project.

Some mineral concessions adjacent to the Toromocho Project are owned by third parties and are not part of the agreements with Centromin or Corona. Our inability to acquire these rights may increase our operating costs or adversely affect our ability to fully explore and develop our mining concessions in the Toromocho Project.

We may not be able to secure good title to the additional mining concessions, which could delay or restrict the exploration and development of the Toromocho Project.

Our ability to secure good title to mining concessions is subject to known and unknown existing third-party rights in the mining concessions or property. Third parties may claim unrecorded rights to underlying portions of our interests in the Toromocho Project, and other future properties in which we acquire an interest. Such third-party rights could include prior unregistered liens, unregistered agreements, rights of way, easements, transfers or claims.

A lawsuit has been filed in Peru by Compania Minera Natividad, a company owned by Pan American Silver Corp., disputing our purchase of a 50% ownership interest in four mining concessions that are located outside of the area where the Toromocho Project concessions are located, on the grounds that it had a right of first refusal to such interests. If it is not resolved, this proceeding or any subsequent litigation and appeals could adversely affect our ownership and use of these additional concessions. See “Legal Proceedings”.

In addition, the Toromocho Project had been owned by Cerro de Pasco before it was nationalized by the Peruvian government in 1974. It is unclear whether the rights of a prior owner like Cerro de Pasco would ever be resurrected. Any claim relating to the Toromocho mining concessions and related assets could result in expensive litigation to protect our rights without any certainty as to the outcome.

Our operations are subject to risks and hazards inherent in the mining industry, all of which could have adverse effects on our financial condition, results of operation and future cash flows.

Our operations are and will continue to be subject to all of the hazards and risks normally incidental to exploring, developing and exploiting natural resources. Some of these risks include:

•	environmental hazards,

•	industrial accidents,

•	labour disputes,

•	unusual or unexpected geologic formations or other geological or grade problems,

•	unanticipated changes in metallurgical characteristics and copper recovery,

•	unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts,

•	periodic interruptions due to bad or hazardous weather conditions and other acts of God, and

•	unfavourable operating conditions.

If any of these risks and hazards adversely affect our mining operations or our exploration activities, they may:

•	increase the cost of exploration, development or production to a point where it is no longer economically feasible to continue,

•	require us to write down the carrying value of one or more mines or a property,

•	cause delays or a stoppage in the exploration, development or production of copper,

•	result in damage to or destruction of mineral properties or processing facilities, and

•	result in personal injury or death or legal liability.

All of these adverse consequences may have a material adverse effect on our financial condition, results of operation, and future cash flows of the company.

Our operations are subject to environmental risks and we have assumed responsibility for environmental remediation of our activities in the Toromocho Project.

We have assumed responsibility for any environmental liabilities resulting from our activities in Toromocho. Our current or future operations, including development activities, are subject to extensive environmental regulations and contractual obligations with Centromin. We are subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products from our mining activities. Under the Toromocho Option Agreement, it is our responsibility to control and remediate waste, effluents, tailings or other residual materials which might be generated as a result of exploration efforts. This includes restoration of surface areas that have been disturbed by the construction of drilling platforms. If the Toromocho option is exercised, the company becomes responsible for environmental liabilities that were created by Centromin or by its predecessors, estimated by SVS Ingenieros S.A. to be US$7.3 million, not including two reclamation projects currently being undertaken by Centromin and third parties at a total estimated cost of approximately US$14.5 million plus annual operating costs of US$2 million.

The payment of any liabilities or the costs that we may incur to remedy environmental impacts would reduce funds otherwise available to us for operations. We might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential financial exposure to us may be significant. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) as it is not generally available at what we believe to be a reasonable price.

Currency fluctuations may adversely affect our costs.

Since we use the United States dollar as our reporting currency, the effects on operating costs and on cash flows fluctuations in the foreign exchange rate and the escalation of the Peruvian Nuevo Sol relative to the US dollar may be significant. We do not intend to enter into hedging contracts in connection with currencies. The appreciation of the Peruvian Nuevo Sol against the US dollar would in US dollar terms increase the costs of exploration and development of the Toromocho Project, increase the future operating costs of any future mines, and increase future taxes and royalties paid to the government of Peru. These increased costs could affect the economic viability of mineralization and negatively impact copper production at our mining operations, which could materially and adversely affect our profitability, results of operation and financial condition. During 2005, the exchange rate between the US dollar and the Peruvian Nuevo Sol remained below NS3.50 per US$1.00. As at January 31, 2006, the exchange rate was NS3.32 per US$1.00.

Our business could be adversely affected if we fail to comply with extensive government regulations or fail to obtain, renew or comply with necessary licenses and permits.

Our operations and properties are subject to environmental, health and safety, and other laws and regulations in the jurisdictions in which we operate. For example, we are subject to laws and regulations governing:

•	health and safety,

•	labour standards,

•	employment,

•	waste disposal,

•	protection of the environment,

•	mine development and prospecting,

•	mineral production,

•	use of water,

•	exports, and

•	taxes.

It is possible that we may not be able to comply with existing and future laws and regulations. In addition, future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes to the terms of our permits and agreements for our properties, which could have a material adverse impact on our current exploration program and future development projects.

Obtaining necessary permits and licenses can be a complex, time consuming process and we cannot be certain that we will be able to obtain all required permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict us from proceeding with the development of an exploration project or the development and operation of a mine. Any failure to comply with applicable laws and regulations or permits could result in interruption or closure of exploration, development or mining operations, or fines, penalties or other liabilities. We could also lose our mining concessions under the terms of our existing agreements.

The copper supply industry is subject to a world-wide antitrust investigation which could adversely affect the copper industry and copper prices.

It has been reported in the press that there is a multi-jurisdictional and industry-wide investigation relating to competitive practices in the copper concentrate market. The investigation was commenced in May 2003 by the Department of Justice, the Directorate-General of Competition of the European Commission, and the Competition Bureau of Canada and there have been no announcements by the investigating authorities since that time discussing the investigation or its outcome. An article in Mining Journal, dated February 25, 2005 reported that the Department of Justice and the Competition Bureau of Canada have closed their investigations without making changes, although the investigation by the European Commission is ongoing.

We cannot be certain what the timing or ultimate outcome of the investigation will be. We also cannot determine the impact, if any, this investigation will have on our future operations, the copper industry, copper prices or on our ability to operate profitably. The investigation may reveal that copper production has been artificially restricted or copper prices otherwise artificially or illegally inflated. If that is the case and such anti-competitive practices are terminated as a result of the investigation, copper prices may fall and revenue from the sale of copper concentrates may decline. If such events occur in the future at a time when we have commenced mining operations, they could have a material adverse effect on our profitability.

We are likely to be deemed to be a passive foreign investment company for U.S. federal income tax purposes, which could lead to additional taxes for U.S. holders of our shares or warrants.

A passive foreign investment company or PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of a corporation’s gross income is “passive income” (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year. The asset test is met if at least 50% of the average value of a corporation’s assets produce, or are held for the production of, passive income. We believe that as of the end of 2005, the IRS would have treated us as PFIC. Based on our current income, assets and activities, it is likely that we will be considered a PFIC for U.S. federal income tax purposes for at least one or two years, if not more. As a result, a U.S. holder of our common shares or warrants could be subject to substantially increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s common shares or warrants or upon the receipt of “excess distributions” from the company. In the alternative, U.S. holders may enter into certain U.S. tax elections that may result in a current Federal tax liability prior to any distribution or disposition of the shares, and without the assurance of any eventual distribution or successful disposition.

Our insurance coverage does not cover all potential losses.

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, and monetary losses and possible legal liability. Where we consider it practical to do so, we maintain insurance in amounts that we believe to be reasonable, including insurance for workers’ compensation, theft, general liability, destruction of property, autos and mobile equipment. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, our insurance policies may not provide coverage for all losses related to our business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material and adverse effect on our profitability, results of operation and financial condition. We cannot be certain that insurance will be available to us, or that it will be available on terms and conditions acceptable to us. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

We rely on our management team, outside contractors, experts and other advisors and the loss of any of them, if they cannot be replaced, could have a material adverse effect on our business and financial performance.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our small senior management team, as well as outside contractors, experts and other advisors. In making an investment in our common shares and warrants, shareholders must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors, experts and other advisors that we hire to advise us. The loss of one or more member of senior management, key employees or contractors, if not replaced, could materially adversely affect our operations and financial performance. See “Directors and Officers.”

Several of our directors and officers serve on boards of other natural resource, exploration and development companies and may have conflicts of interest.

Most of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be or come into a position of conflict with us.

We are a small operator in a highly competitive industry and may not have the adequate resources to compete effectively.

We compete with other mineral exploration and mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. Upon the start of production we will compete against large and established companies in the world market to sell our products. Many of our competitors have greater resources than we do. Increased competition could result in increased costs and lower prices for copper and reduced profitability. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Risks Relating To The Political And Economic Environment In Peru

We are subject to the risks associated with foreign operations.

The Toromocho Project is located in central Peru and, accordingly, we are subject to risks normally associated with exploration for and development of mineral properties in Peru. Peru is a developing country that has experienced political and economic difficulties over the years. Our mineral exploration activities could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time in the past, Peru has nationalized private businesses including mining companies. There can be no assurance that the Peruvian government will not nationalize mining companies and their assets in the future.

Peru has experienced political and social unrest and protestors have from time to time targeted foreign mining firms. As an example of political unrest, in January 2005, a retired army major and a group of armed followers captured a police station in Andahuaylas, a small town in the southern Andes and subsequently killed four policemen. The rebel leader listed a number of grievances against Peru’s President Alejandro Toledo, including that he had sold out Peru’s interests to foreigners, and demanded that he resign. The incident lasted three days until all of the rebels were captured and put in jail in Lima pending charges.

Presidential elections will be held in Peru on April 9, 2006. Recent public opinion polls have identified one of the frontrunners as Ollanta Humala, the candidate of the Union por el Peru party. Mr. Humala is a retired lieutenant-colonel in the Peruvian army and is known as a left-leaning nationalist who has been described in the media as an opponent of free trade and free market policies. He is a leader of the Movimiento Etnocacerista, an extreme ethnic, nationalist group that embraces their Inca heritage, nationalization of the country’s industries, reintroduction of the death penalty, legalization of coca cultivation and a strong anti-Chilean stance.

Our operations could be adversely affected by continued political and social unrest in Peru.

Changes in Peruvian royalty regulations could increase our operating costs.

Our ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which we have no control.

A new law was recently passed in Peru requiring royalties of 1% to 3% of net smelter returns to be charged on Peruvian mining production. This law is now in force. Following its enactment the law was modified to, among other things, exempt from the new law mining projects such as ours with pre-existing contractual agreements to pay royalties. However, future changes in the government mandated royalties charged on mining operations in Peru could materially adversely affect our results of operations.

If Peru increases taxes in future, there could be an adverse effect on the cost estimates that we have utilized in estimating mineralization, on our operating costs and on our profitability.

Although we currently have no revenues from our operations in Peru, we are required to pay taxes in Peru on earnings generated from our Peruvian operations and these taxes are subject to change in the future. Our estimates regarding the operating costs of the Toromocho Project, which we have utilized in estimating mineralization, have assumed a current Peruvian tax rate, which may be increased in the future. Accordingly, our cost estimates may not represent an accurate statement of our future tax costs.

Risks Relating To Our Common Shares And Warrants And The Trading Market

We may, in the future, issue additional common shares or other securities, which would reduce investors’ percentage ownership and may dilute the value of our shares.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preference shares without par value. Additional financing needed to continue exploration and development of the Toromocho Project may require the issuance of additional common shares, preference shares, warrants or other securities which may result in substantial dilution in the percentage of our shares held by our then existing shareholders. We may value any securities issued in the future on an arbitrary basis. The issuance of additional securities for future services or acquisitions or other corporate actions may also have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on the trading market for our common shares.

There is a limited history of public trading in the market for the common shares.

The common shares are listed on the TSX, the American Stock Exchange and the venture capital segment of the Lima Stock Exchange, and there is a limited trading history from which investors can make an investment decision to purchase the common shares (all of our previously listed warrants expired on March 18, 2006). There can be no assurance that an active market for the common shares will be sustained. If an active public market for the common shares is not maintained, the liquidity of our common shares may be limited.

We have not and do not plan to pay dividends.

We have never declared or paid any dividends on our common shares and do not currently intend to pay dividends in the future. Earnings, if any, will be retained to finance further growth and development of our business. See “Dividend Record and Policy.”

There will be dilution upon exercise of convertible securities.

In the event that all of our stock options and other options are exercised, there will be an additional 7,543,893 common shares available for trading in the public market. The increase in the number of common shares in the market will result in the dilution of the voting power of our existing shareholders.

We may pursue certain strategic alternatives and fail to accomplish them, which could significantly reduce the price of our common shares.

On November 7, 2005, we announced that we retained UBS Investment Bank as a financial advisor, to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. There can be no assurance that the Company will be able to implement any of these strategic alternatives. Furthermore, if we decide to sell all or a portion of the Toromocho Project and find that we cannot do so on favorable terms, the investment community could interpret this negatively and the price of our common shares could be reduced significantly.

Technical Information

The estimated mineral resources for the Toromocho Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as amended (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section refers to the terms “Inferred”, “Measured” and “Indicated” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Investors should also note that there is a different definition for reserves between SEC guide no. 7 and the NI 43-101/CIM.

Mineral Projects

Toromocho Project

On February 9, 2006 we announced the results of a pre-feasibility study on the Toromocho Project. The pre-feasibility study comprises several studies prepared by Independent Mining Consultants, Inc. (“IMC”) (mining and mining plan), Minerals Advisory Group (“MAG”) (metallurgy), Mongomery, Watson Harza (tailings impoundment), Errol L. Mongomery & Associates (hydrology) and SNC-Lavalin Chile S.A. (“SNC-Lavalin”) (Cu-Mo process plant, infrastructure and environmental and permit issues). SNC-Lavalin also compiled conclusions of the study along with preliminary capital and operating costs. SNC-Lavalin conducted an initial economical evaluation which was incorporated in the pre-feasibility study. On March 28, 2006, we announced that IMC completed an updated Technical Report, within the meaning of National Instrument 43-101 (“NI 43-101”), based on the results of the recent pre-feasibility study. The Technical Report is based on findings outlined in the pre-feasibility study, with certain information further updated by IMC in the Technical Report.

Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of NI 43-101, that prepared the updated mineral reserve and resource estimate in the Technical Report. Mr. J.W. Gulyas, Professional Engineer, of SNC-Lavalin is the independent “qualified person”, within the meaning of NI 43-101, that reviewed the engineering report on the process plant in the Technical Report. Mr. Martin C. Kuhn, Professional Engineer of MAG is the independent “qualified person” within the meaning of NI 43-101 that prepared the report of metallurgical investigations. The following summary of the Technical Report has been prepared with the consent of IMC and John M. Marek P.E. and, in some cases, is a direct excerpt from the Technical Report itself. The following summary also includes information from the pre-feasibility study and, in some cases, is a direct excerpt from the pre-feasibility study itself.

Project Description and Location

The Toromocho Project is located in central Peru, approximately 140 kilometers east of Lima in the Morococha mining district. The region has steep topography with elevations over the project area ranging from 4,500 metres to over 4,900 metres above sea level.

The Toromocho Project consists of a total of 46 mineral concessions, representing a total of 1,319.6 hectares, with registered surface rights covering 5,291.7 hectares. Thirty-seven of the 46 concessions, totalling 1,248.0 hectares, are 100% owned by Centromin and the remaining nine concessions, totalling 71.6 hectares, are owned jointly by Centromin and third parties. The Company is at various stages of negotiation with each of the third parties with respect to the purchase of each third party’s interest in these concessions.

The Company currently holds the right to acquire all of the mineral claims and surface rights it requires in order to explore and develop the land within the IMC pit limit with the exception of 4.5 hectares which are 100% owned by a third party with which the Company is currently in negotiations.

The Company, believes that any third party rights to the mineral concessions or surface rights contained within the Toromocho Project will not adversely impact on the Company’s ability to explore and develop the Toromocho Project. IMC has confirmed that the project infrastructure, such as waste storage, potential leach sites, process facilities, shops, offices, and tailing storage can be constructed on the surface rights controlled by the Company.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Toromocho Project is by either the paved central highway or the central railway, which both connect the Morococha mining district to Lima and La Oroya. The center of the Toromocho deposit is about 2.5 kilometres from the town of Morococha. The distance from Lima to Morococha is approximately 142 kilometres by road and approximately 173 kilometres by rail. The distance east to La Oroya is approximately 32 kilometres by road and approximately 35 kilometres by rail.

The climate of the Morococha mining district has two well defined seasons. The wet season is from November to April and has frequent hail and snowfalls with temperatures ranging from 3 to 20 degrees Celsius. Total wet season precipitation averages 605 millimetres. The balance of the year is reasonably dry with squalls. Temperatures range from -4 to 14 degrees Celsius. The wind is generally from a northerly direction with a maximum recorded speed of 30 km/hr.

The town of Morococha has an estimated population of 3,700. A large part of the population of the town of Morococho, of the Morococha district and the neighbouring area work in the mining industry and can provide a pool of skilled and experienced labour. We are conducting an evaluation of the socio-economic conditions in Morococha to determine the potential impact of the Toromocho Project on the area. During 2005 we established social programs, held discussions with town and district officials, and made presentations to communities and community assistance programs.

A third party is currently operating small underground mines close to the area containing the Toromocho Project and another third party currently gains access to its mining operations through a central shaft located close to the area containing the Toromocho Project. The rights of such third parties may be curtailed upon Peru Copper exercising the Toromocho Option, so as not to affect our work on the Toromocho Project. See “Risks of the Business”.

The area around the Toromocho Project pit is characterized by steep mountainous terrain with glacial valleys. In the mine area, elevations range from 4,500 metres to over 4,900 metres above sea level. The Toromocho deposit sits in a broad valley or basin that opens to the south. Topography climbs to the west, north and east away from the centre of the deposit.

Power is currently available in Morococha. However, additional power lines would be required to supply adequate power to mining operations of the scale of the Toromocho Project. The electricity market in Peru is deregulated and there are a number of potential suppliers of power to the Toromocho Project. A connection to the national grid system could be made at the town of Cerro de Pasco, and power connections may also be possible at the town of Yauli or La Oroya. Although we do not foresee any major issue in securing an adequate power supply, failure to secure adequate power could prevent or hinder our ability to develop or fully exploit the mining concessions. See “Risks of the Business.”

We are evaluating several potential water sources that make use of surface and underground water in the immediate area of the Toromocho Project in the Morococha district. Based on this preliminary evaluation, Independent Mining Consultants is of the opinion that there will be adequate water available for the contemplated operations at the Toromocho Project. We are negotiating with the Government of Peru to receive water rights sufficient to support large scale mining operations at Toromocho.

We are also evaluating the selection of tailings storage locations. Several areas are available in the immediate area of the Toromocho Project for tailings, mine waste and stockpile storage. Based upon these preliminary evaluations, there appears to be sufficient room for storage of tailings, waste, leach, and stockpile material. No geotechnical or environmental evaluation of potential storage sites for tailings, waste, leach or stockpile material has been completed to date.

History

Exploration work on the Toromocho deposit dates from 1928 when a low grade copper zone was discovered.

During the period from 1950 through 1970, exploration was carried out on the Toromocho deposit by Cerro de Pasco Corporation. In 1973, the Peruvian Government declared all mining rights in Toromocho obsolete and nationalized them, transferring the properties to Centromin. During the mid-1970s, Centromin completed 61 holes of diamond drilling, the last major exploration drilling on the Toromocho Project.

In 1980, Centromin hired Kaiser Engineers to prepare a detailed feasibility study of the project. The feasibility study proposed a conventional open pit mining operation delivering 30,000 tonnes per day of ore to a flotation concentrator along with a low grade heap leach operation.

Geological Setting

The area around the Toromocho Project is characterized by steep mountainous terrain with glacial valleys. In the mine area, elevations range from 4,500 metres to over 4,900 metres above sea level.

The Morococha area is characterized by a series of folded paleozoic and mesozoic rocks that are primarily limestone. This sequence has been intruded with multiple igneous events. The intrusives helped to prepare the area for mineralization and also provided the source for hydrothermal mineralization.

The limestone sediments have been folded into an anticline structure with a general north-northwest trend so that the limbs dip roughly east and west. Sediments in the immediate area of the Toromocho deposit are Pucara group Jurassic age dolomites, and siliceous limestones, with some mixed volcanic flows.

Intrusions in the Morococha area are tertiary in age with several different textures. At the contact between the intrusions and the limestones, contact metamorphic skarns have been formed.

Exploration

Toromocho has been explored by detailed geological mapping, diamond drilling, a small open pit and limited underground development. Bulk samples were collected for assays and metallurgical tests which were conducted during the time that Cerro de Pasco Corporation and Centromin owned the Toromocho Project.

Between 1954 and 1955, Cerro de Pasco Corporation carried out an exploration program that indicated the presence of mineralization. After 1963, Cerro de Pasco Corporation geologists initiated an angle drill hole from the top of San Francisco peak that found oxidized material, but did not confirm the main deposit. From 1966 to July 2003, a total of five diamond drill hole campaigns from the surface were conducted by Cerro de Pasco, Centromin and us, and a total of 148 holes were completed, totalling 44,359 metres. The electronic drill hole database from Centromin and Cerro de Pasco Corporation contains 136 original holes. Drilling since 2003 has confirmed the validity of the data from historical drilling by Cerro de Pasco and Centromin.

We began our exploration program on the Toromocho Project in 2003. During 2003, five diamond drill holes were completed as twin holes drilled within a few metres of holes drilled by Cerro de Pasco Corporation and Centromin. These holes were drilled to check assay values and geologic analysis of the historic drilling data. The results of the 5 holes confirm historic assay values at less than 0.8% copper. Above 0.8% copper the new drill holes indicate that the historic assay values on average appear to be lower than the new drill holes. In addition, the new drill holes indicate the presence of brecciation which was not clearly defined in the old drilling data. During 2004, and 2005, an additional 186 diamond drill holes were completed as part of our exploration work program.

Mineralization

The Toromocho deposit is of the general porphyry copper type. It is comprised of veins, veinlets, stockworks, and flat lying disseminated sulfides.

Hydrothermal mineralization is hosted in both the intrusive and skarn rock types. Recent drill holes indicate that much of the mineralization is hosted in breccia. The breccia crosses the rock type boundaries so that fragments are a mixture of intrusives and skarns.

The Toromocho deposit is a roughly vertical cylindrical shaped mass, but in detail has a complex shape. Intrusive bodies cut dipping limestone beds forming metamorphic skarns. The copper grade is usually higher in the skarn forming large subhorizontal higher grade zones. Some of these relationships have been overprinted by the development of a large intrusive breccia pipe that is contemporaneous with the copper mineralization.

The concentric metal zoning at the Toromocho Project is well developed with a central zone of disseminated copper-molybdenum surrounded by an almost complete ring of lead-zinc, mostly as vein deposits, but including possible bulk disseminated zinc bodies. This zone, in turn, is surrounded by a zone of lead-silver vein deposits. In total, there are 20 significant veins that have been mined sporadically for 100 years in the Morococha mining district.

The distribution of chalcocite in the deposit is not typical for a porphyry copper deposit. Chalcocite enrichment blankets in other porphyry coppers seldom exceed 100 to 200 metres in thickness and the primary chalcopyrite is usually all replaced by chalcocite. At the Toromocho Project, chalcocite is distributed vertically over at least 250 metres, but some chalcopyrite remains throughout much of this interval.

Our interpretation of the primary Toromocho Project ore control is evolving. We now believe that the ore body is a combination of brecciation and skarn wasted mineralization.

Drilling

A summary of the diamond drilling exploration campaigns on the Toromocho Project as at December 31, 2005 is set forth below:

Company	Date	Drill Holes	Drill (metres)
Cerro de Pasco	1966-1968	33	11,316
Cerro de Pasco	1970-1971	39	7,498
Cerro de Pasco	1972-1973	10	1,437
Centromin	1974-1976	61	22,143
Peru Copper	2003	5	1,965
Peru Copper	2004 -2005	186	88,108

Total:		334	132,467

For clarity, IMC refers to the drill hole data from the Cerro de Pasco and Centromin drilling as “Old Holes” and the drill hole data from the five drill holes completed by us in July 2003 as “New Holes”.

All information available to IMC indicates that all of the Old Holes are diamond drill holes of various diameters from 42 to 55 millimetres in diameter. Core recovery was variable in the Old Holes with average core recoveries reported as approximately 80%.

The Old Holes were provided by Centromin to us as ten-metre bench composites. These composites were not calculated from the individual assay intervals, but rather assays of pulp weight composites where pulps of representative weight were combined to form a single pulp representing the ten-metre bench interval. IMC has no documentation regarding the procedures used to make up the pulp weight composites. IMC obtained paper copies of the original interval by interval (about 1.3 metres long) assay results for the five Old Holes that were twinned with the New Holes. IMC then calculated conventional 10 metre composites for the five twinned Old Holes for comparison against the pulp weight composites over the same intervals.

The Old Holes were split with half the core going to assay and the other half retained in the core tray. The split core was reduced to pulps before assaying for total copper. Occasional assays for zinc, molybdenum, and oxide copper were also recorded. The pulps were then composited as outlined above to general ten metre pulp weight composites of total copper assay. The assay procedure was reportedly the short iodide method.

The New Holes were selected by us to twin two holes from the Cerro de Pasco drill program and three holes from the Centromin drill program. A range of grades and rock types were also covered with this five hole program in an effort to quantify the differences between the Old Hole and the New Hole drilling programs.

The New Holes are all 63.5 millimetres in diameter, recovered with face discharge bits and split inner barrels. Every effort was made to maximize core recovery. The average recovery of the five New Holes was 92%.

The Old Holes and the New Holes were located on an exploration drill grid that is rotated about 21.23 degrees counterclockwise from the universal transferral mercator (the “UTM”). IMC has rotated all of the data into the UTM system and has assembled the resource model in the UTM system. The drill hole naming convention utilizes two hyphenated numbers. The first is the original easting to the nearest 100 metres, the second is the northing to the nearest 100 metres.

The Old Holes are generally on a 100 to 120 metre spaced drill grid with more infill drilling in the central area of the deposit.

Within the New Holes, every interval was assayed for total copper and arsenic. Weight composites were also generated for the New Holes, the composites of which were subsequently sequential assayed as follows: total copper; acid soluble copper (nominal room temperature dissolution); cyanide soluble copper, on the acid soluble reject; and total copper tail, on the cyanide soluble reject.

Additional assays completed on the New Holes were for gold, silver, zinc, molybdenum, iron and arsenic. These additional metals were not incorporated into the current statement of resources, as the assay coverage for these metals exists for only the five New Holes. Further, IMC had not completely analyzed the process metallurgical responses of these additional elements as of the date of the Technical Report.

The aggregate credit for silver, gold, and molybdenum could be equivalent to as much as 0.20% copper based on the average grade of the five New Holes and typical process recoveries. However, the presence of zinc and arsenic may reduce this benefit if the minerals cannot be suppressed or blended to minimize smelter penalties.

Sampling and Analysis

The drill cores from the New Holes were sampled by splitting the core with subsequent preparation of samples for assay. IMC does not know the precise procedures applied by Cerro de Pasco and Centromin for splitting and sampling core from the Old Holes. Peru Copper has thousands of the old sample pulps from Centromin and Cerro de Pasco. Those pulps have been used for recent confirmation assays, as discussed below. Split core is still available for many of the Old Holes.

The sampling for the New Holes was completed and led by us. The core was split by diamond sawing at the core shed in Tuctu, which is located about three kilometres from the Toromocho Project. The core handling procedures at site are generally as follows:

•	HQ Core (63.5 millimetres diameter) is boxed in wooden boxes at the drill rig;

•	the core is transported to our core logging facility at Tuctu;

•	the core is washed and photographed;

•	geotechnical logging is completed on the whole core;

•	geologic logging is completed on the whole core;

•	the core is dry sawn lengthwise;

•	half of the core is retained at our core shed at Tuctu;

•	half of the core is sent to CIMM Peru S.A. in Lima for sample preparation and assay; and

•	split core is transported to the sample prep lab by us.

Sample intervals lengths for the New Holes are generally 1.50 to 1.55 metres in length corresponding to a five foot drill run. No effort was made with the new drilling to break the sample at geologic contacts. Sample lengths for the Old Holes generally average 1.30 metres in length, with significant variance. Many shorter intervals are apparent in the Old Holes. Such shorter intervals are likely a function of drilling problems rather than an effort to match geologic contacts.

We are embarking on additional sampling of underground drifts in the area of the Toromocho Project by channel sampling the drifts. Information obtained on this basis is being used as part of our regional exploration to determine the potential for more mineralization in the district. IMC did not use drift and channel data to establish the mineral resource estimates.

The electronic copy of the data from the Old Holes obtained by IMC represented bench interval composites that were ten metres long. A basic statistical summary of the ten metre Old Hole data is 136 holes, with 4,079 composites, with values averaging 0.424% total copper. For comparison, the statistics for ten-metre composites of the New Holes that we drilled is five holes with 187 composites with values averaging 0.675% total copper.

In MAG’s opinion, the sampling methods that we employed in drilling the New Holes meet or exceed North American and Australasian standards. MAG believes the drilling of large diameter HQ core using split inner tubes enhances core recovery and also provides a larger sample for assay, compared to drilling smaller diameter cores. MAG also believes the sawing of the core for collection of samples for assay is appropriate and provides for more uniform and consistent sample sizes, compared to splitting the core with a conventional manual or hydraulic splitter.

Security of Samples

The sample preparation of the Old Holes by Cerro de Pasco and Centromin is unknown to IMC other than that a finely ground pulp was prepared from split drill core. Our sample preparation and handling of the New Holes has been under our control or the control of our contractor lab, CIMM Peru S.A. (“CIMM”), in Lima. Consequently, the relative reliability of the Old Holes is established only by comparison to the New Holes.

IMC has visited our core handling facilities at Tuctu, near the Toromocho Project, and CIMM in Lima and has confirmed the application of the procedures set out below. The core handling through sawing is completed by us at Tuctu. We transport the half core to the CIMM sample preparation and assay lab in Lima. CIMM completes sample preparation under contract to us. The CIMM lab practices proper cleaning and maintenance of sample preparation equipment. IMC commented positively on the cleanliness and organization of the CIMM facilities.

Our samples are dried at 100 degrees Celsius for six to eight hours upon arrival at CIMM. Samples are subsequently crushed in a jaw crusher to nominally 90% passing 1/4 inch (five to six millimetres). Barren quartz is run between samples to clean the jaws of the crusher. The unit is also cleaned with compressed air between samples with a well designed air injection lid on the crusher associated with a dust collection system installed to minimized airborne contamination dust. All sizing units at CIMM are installed with a dust collection system.

The sample is subsequently split with a riffle splitter and the coarse reject saved for future use. The other half of the split is next roll crushed to 90% passing 10 mesh. A second riffle split is completed in two passes in order to establish about 1,000 grams for pulverizing. Screen analysis results were provided to IMC for review.

The pulps are blended and split into four pulps of about 250 grams each. One of the pulps is assayed for copper and arsenic. Composites of the pulps are used to make up a composite pulp that represents ten metre bench intervals. These are developed by precise weighing of each of the component pulps in the same ratio as the component of the drill sample with the ten metre interval. The composites are then assayed sequentially for copper and other elements. The total copper assay procedure at CIMM is an aqua regia digestion followed by atomic analysis absorption (“AA”). Acid soluble assays are based on a nominal room temperature sulfuric acid dissolution, followed by AA. The acid soluble rejects are rinsed, dried and dissolved in cyanide solution followed by AA to estimate the amount of chalcocite and other cyanide soluble species. IMC has analyzed the results of the check assays and found them to be proper confirmation.

The assay method for the Old Holes by Cerro de Pasco and Centromin were reported as the short iodide method, which is a titration process. The verification comparisons of the Old Holes to the New Holes illustrate that the Old Holes appear to overestimate copper grade in areas where the copper grade is in the range of less than 0.20% copper range. The titration chemistry that seeks the copper ion will instead report the Fe++ion when copper values are low and iron values are high. This situation certainly occurs in the leach cap environment at the Toromocho Project.

In MAG’s opinion, our sample preparation, analytical methods and security procedures used for samples generated by the drilling of the New Holes meet or exceed North American and Australasian standards. MAG believes the analysis of 10 metre composites for accessory metals such as gold, silver, zinc, molybdenum and arsenic is appropriate for the porphyry copper mineralization in the Toromocho deposit. For drill holes placed in the skarn mineralization (which is peripheral to the porphyry mineralization), MAG recommends that we consider running zinc for each 1.5 metre sample interval, if zinc contents from the initial drill holes in the skarns prove to be significant.

MAG believes that the quality analysis and quality control procedures outlined by IMC are adequate for porphyry copper mineralization from the Toromocho deposit. However, in holes where veins containing high grade silver mineralization are intersected (either in the porphyry host or in the peripheral skarns), MAG recommends that the company consider also submitting blank (zero grade) drill core as check samples for the preparation section of the primary laboratory to test for possible contamination in the crushers and pulverization equipment.

IMC completed five different statistical checks to verify the relevant data, as follows:

•	Old Hole pulps were submitted to CIMM for check assay against the original Cerro de Pasco and Centromin results on file;

•	New Hole pulps were submitted on a one in ten basis to ALS Chemex as a check on CIMM assays;

•	Old Hole drill interval pulp weight composites were checked against composites calculated from individual assay intervals;

•	New Hole drill interval pulp weight composites were checked against composites calculated from individual assay intervals; and

•	Old Hole composites were compared to New Hole composites.

As a result, IMC is of the opinion that the original data is appropriate for tabulation of inferred resources.

The New Hole assays were verified by sending one in ten pulps to Chemex as an outside lab check on CIMM. Hypothesis results were all passed by a significant margin at the 95% level.

The procedure of pulp weight composites applied by Centromin and Cerro de Pasco was checked by comparing the results of calculated composite values versus the pulp weight composites provided in the data files for the Old Holes. In summary, analysis indicated about a 3% loss of copper in the pulp weight composites as compared to the calculated composite process. A hypothesis test on the means of the two sets of data indicates that they are similar with 95% confidence. Any single composite value may have significant error, but the combination of many of the pulp weight composite values can define a reasonable average grade. A similar test was applied to the New Holes. The company generated a series of pulp weight composites used in sequential assay. IMC compared the total copper pulp weight composite with the calculated composite value from a number of individual interval assays to check on the current pulp weight procedures. Based on its analysis, IMC concluded that the pulp weight procedure is unbiased.

The assaying and compositing procedures applied to both the Old Holes and the New Holes are unbiased. None of the tests address the physical collection of the sample with the diamond drill process or the preparation of the sample from the diamond drill core.

The five New Holes completed by us were based on using modern high quality diamond drill procedures to maximize core recovery. The comparison of the New Holes and the twinned Old Holes will act as a global comparison of the drilling, sampling, and assaying. The review of the New Holes indicated that New Hole core recovery is good with a 92% average, the check assays on the New Holes are unbiased and of low variance, and the New Hole pulp weight composites are unbiased and of relatively low variance. Based on these results, IMC concluded that it was justified to assume that the New Holes are reliable for use in mineral resource estimation.

Above about 0.80% copper, the Old Holes are reporting lower copper grades than the New Holes. IMC completed a series of investigations to try and understand this result more completely. The clearest results are that high grade was lost in the Old Holes independent of the mineral type. The practical explanation for this occurrence is probably poor core recovery in the Old Holes and washing of chalcocite from the Old Holes; however, statistical checks of these explanations were not conclusive. The Old Hole results are conservative relative to the New Holes, particularly in the grade range for potential ore. Within the Technical Report, the resources are based on uncorrected information from the Old Holes commingled with the assay results of the New Holes. There is an upside potential that the deposit grade could improve as more drilling is completed with the same methods as the New Holes. For copper grades less than about 0.20% copper, the Old Holes measured a higher grade of copper than the New Holes, but none of these results are included in the IMC mineral resource calculation.

In MAG’s opinion, the non-standard method (based on the recorded weight of core in the tray compared to a theoretical total weight derived from specific gravity assumptions) used by Cerro de Pasco and Centromin to determine core recovery in the Old Holes is inferior to using standard measurements of recovered core lengths and data obtained from driller’s run blocks. MAG agrees with IMC’s observation that the method used by Cerro de Pasco and Centromin raises uncertainties as to the correlation between copper grade and core loss.

With respect to IMC’s conclusions as to possible loss of copper from the samples in the Old Holes, MAG believes that IMC’s statistical analyses are appropriate and valid, and agrees that the apparent loss of copper is likely due to washing of the chalcocite (particularly the more sooty varieties) from the core by drilling fluids. In MAG’s opinion, the company’s ongoing efforts to verify the data from the Old Holes are likely to confirm that the data from these holes are conservative, and thus the data can be used for future estimates of measured and indicated resources. MAG’s opinion is based on its belief that there is a low probability that the samples from the Old Holes were biased high (i.e. “salted”) unintentionally by the drilling conditions and/or core collection procedures. In MAG’s opinion, concerns relative to bias in drill hole sample collection in a porphyry copper deposit are not as significant as those that must be considered when dealing with a structurally controlled high grade gold deposit.

Mineral Resources

The mineral resources for the Toromocho Project are based on a block model of total copper mineralization that was developed by IMC. The resources have been calculated using an open pit design referred to as the “IMC Pit” and block copper grades were estimated using a statistical method called kriging. The search parameters were limited in order to maintain a conservative estimate of tonnage and grade.

After completion of the block model, IMC developed an estimate of the material that has a reasonable prospect for eventual economic extraction. That estimate was developed by using the floating cone pit design algorithm and a designed open pit geometry. The economics and recoveries applied to the block model are approximate and are based on judgment level input and approximate costs scaled from similar projects. The average strip ratio within the resource floating cone pit is 0.35:1. However, strip ratios for a mine operation could be expected to range from 0.29:1 to 0.70:1 during the course of the mine life.

Density was assigned to the model based on the average of historic density samples provided by Centromin. The density varies from 2.355 tonnes/cubic meter to 2.57 tonnes/cubic meter.

The estimated mineral reserves and resources set forth in the following chart in respect of the Toromocho deposit are stated as at March 20, 2006 and are based upon the Technical Report dated March 6, 2006 prepared by John M. Marek P.E., President and Senior Mining Engineer of IMC, and an updated resource estimate dated as of March 6, 2006, which was prepared in accordance with NI 43-101.

	Total Mineral Reserves
Category	Tonnes (Millions)	Grade %Cu	Grade % Mo	Grams per Tonne AG	% Copper Equivalent
Proven	465.4	0.57%	0.021%	6.54	0.80%
Probable	919.6	0.48%	0.016%	7.33	0.67%
Proven + Probable	1,375.0	0.51%	0.018%	7.06	0.71%

	Mineral Resources in Addition to Reserves
Category (0.27% eqcu Cutoff)	Tonnes (Millions)	Grade %Cu	Grade % Mo	Grams per Tonne AG	% Copper Equivalent
Measured	64.1	0.41%	0.013%	6.55	0.58%
Indicated	537.3	0.37%	0.016%	6.85	0.57%
Measured + Indicated	601.4	0.37%	0.016%	6.82	0.57%
Inferred	151.0	0.46%	0.010%	7.85	0.61%

(1)	Cutoff grades for Mineral Reserves vary by year, flotation cutoffs, $4.22 to $3.52 NSR / Tonne. Leach cutoffs, 0.44% to 0.085% soluble copper.

(2)	Cutoff grades for Resources 0.27% equivalent copper.

(3)	Equivalent copper based on a price of US$1.00 per pound of copper, US$10.00 per pound of molybdenum and US$5.50 per ounce of silver.

(4)	Heap leach ore receives no credit for moly or silver in Equivalent Copper Calculation.

Exploration and Development

Our current program of exploration on the Toromocho Project is based on a two-phase work program. The exploration program is directed toward the definition of and extension of mineralization in the IMC Pit resource area and extension of the Toromocho Project toward the northeast into a copper, zinc, silver deposit called the Northeast

Extension. Approximately 63% of the drilling in Phase 1 occurred in the IMC Pit area and 37% was in the Northeast Extension.

Phase 1 Work Program

IMC’s recommended drilling, studies, and testing to be performed during Phase 1 were as follows:

•	Diamond drilling for calendar 2004 totalling approximately 44,000 metres of drilling;

•	Sample preparation, and assay of the drill core for copper and associated metals (sequential assay methods are recommended for copper);

•	Sampling and assay of existing underground workings by us;

•	Geologic logging of drill core and geologic mapping of underground workings;

•	Metallurgical sample collection and testing;

•	Initial geotechnical site characterization work for tailing, and infrastructure;

•	Initial geotechnical site characterization work for pit slopes;

•	Initial social study for Morococha;

•	Initial study of water for sources and discharge;

•	Initial environmental base line work; and

•	Camp support at Morococha including food, housing, offices, rental equipment, vehicles, communication and computer needs.

Our Phase 1 drill campaign has been completed, with a total of 40,878 metres having been completed by the end of December 2004, and the balance having been completed in January 2005.

Continued metallurgical testing is in progress and additional samples are being collected for planned metallurgical testing. Hazen Research, Inc. and Metcon Research, Inc. have been retained and are conducting ongoing metallurgical tests to determine grade and recovery levels achievable using floatation and potential leaching of concentrates from floatation. Contractors have been identified and contracted to conduct the initial geotechnical, water, environmental, and social studies summarized above.

Phase 2 Work Program

During 2006, our exploration program will include an analysis of our drilling completed under Phase 1 of our exploration work program, as well as additional drilling to confirm historical results and to identify and delineate additional mineralization. The exploration timetable for 2006 is based upon continued drilling activity, metallurgical testing, and land acquisition activity to build upon progress made during 2005. During 2005 we drilled approximately 44,108 meters, out of a planned 2005 50,000 meter program which focused on in-fill drilling and at depth drilling in the IMC area of the Toromocho Project to confirm previous drilling results and drilling directed to the definition and extension of mineralization in the Northeastern area of the project. The nature of drilling activities for 2006 will depend upon the results of the 2005 program. The land acquisition program for 2006 will focus on the acquisition of additional mining concessions that may be needed for future operations and on the acquisition of lots in the Town of Morococha. Technical studies of water, slope stability and tailings storage will continue during 2006. We completed a prefeasibility study in February 2006. Subsequent to the prefeasibility study a full feasibility study will follow in 2006. Metallurgical testing has continued through 2005 with testing in the Morococha District at high elevations and utilizing local water in order to replicate conditions at Toromocho. Further metallurgical testing in 2006 will depend upon the results of the testing program during 2005.

ITEM 5

DIVIDENDS

We have not paid dividends in the past and we do not expect to have the ability to pay dividends in the near future. If we generate earnings in the future, we expect that they will be retained to finance further growth and, when appropriate, retire debt. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All holders of our common shares are entitled to an equal share in any dividends declared and paid on the common shares.

ITEM 6

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preference shares issuable in series, of which we have 118,009,844 common shares and no preference shares issued and outstanding as of the date hereof.

Common Shares

Our common shares entitle the holder thereof to receive notice of any meetings of shareholders of Peru Copper, and to attend and cast one vote per common share at all such meetings. Holders of our common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of Peru Copper, are entitled to receive on a pro-rata basis the net assets of the company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on an equal basis with, the holders of common shares with respect to dividends or liquidation. Our common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Our preference shares may, at any time or from time to time, be issued in one or more series. Our board of directors shall fix before issue, the number of, the consideration per share of, the designation of the voting rights in respect of, and the provisions attaching to the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the common shares and any other shares ranking subordinate to the preference shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the company.

ITEM 7

MARKET FOR SECURITIES

Price Range and Trading Volume

Common Shares

Our common shares are listed and posted for trading on the TSX under the symbol “PCR”. The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2005.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
January 2005	1.40	1.29	747,410
February 2005	1.37	1.10	3,953,315
March 2005	1.77	1.35	3,492,269
April 2005	1.72	1.38	3,205,281
May 2005	1.60	1.36	3,608,755
June 2005	1.57	1.23	2,249,410

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
July 2005	1.44	1.24	1,443,428
August 2005	1.58	1.21	3,155,479
September 2005	2.03	1.55	3,957,515
October 2005	2.72	1.63	4,926,683
November 2005	2.98	1.96	6,404,457
December 2005	4.12	2.77	8,220,442

Common Share Purchase Warrants(1)

Our warrants are listed and posted for trading on the TSX under the symbol “PCR.WT”. The following table sets forth information relating to the monthly trading of the warrants for the fiscal year ended December 31, 2005.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
January 2005	0.23	0.18	246,582
February 2005	0.27	0.15	743,400
March 2005	0.37	0.25	1,122,725
April 2005	0.32	0.205	1,020,275
May 2005	0.26	0.12	1,311,412
June 2005	0.17	0.06	962,250
July 2005	0.08	0.04	500,205
August 2005	0.10	0.05	770,050
September 2005	0.23	0.10	1,047,797
October 2005	0.45	0.125	1,882,950
November 2005	0.60	0.22	3,159,275
December 2005	1.70	0.55	4,683,187
October 2004	0.47	0.16	2,773,400
November 2004	0.32	0.22	765,010
December 2004	0.25	0.11	1,244,600

(1)	Our common share purchase warrants expired on March 18, 2006.

ITEM 8

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with us, principal occupation, business or employment of each of our directors and executive officers and the period(s) during which each has served as a director of our company. All directors hold office until the next annual meeting of our shareholders or until their successors are elected or appointed.

Name, Province/State and Country	Position with the Company	Principal Occupation, Business or Employment

J. David Lowell Arizona, United States	Executive Chairman; Director since February 24, 2004	Executive Chairman of Peru Copper

Charles G. Preble (4) Arizona, United States and Lima, Peru	President, Chief Executive Officer; Director since February 24, 2004	President and Chief Executive Officer of Peru Copper

Name, Province/State and Country	Position with the Company	Principal Occupation, Business or Employment

Catherine E. McLeod-Seltzer British Columbia, Canada	Director since February 24, 2004	Chairman and Director of Pacific Rim Mining Corp., a public resource company

George R. Ireland (1)(2)(3) Massachusetts, United States	Director since May 12, 2004	President of GRI Holdings LLC, a private investment management company

Carl L. Renzoni (1)(3) Ontario, Canada	Director since June 8, 2004	Independent contractor currently serving as a director of Meridian Gold Inc., International Molybdenum plc and Peru Copper

John P. Fairchild (1)(3) British Columbia, Canada	Director since November 24, 2004	Independent contractor currently serving as Chief Financial Officer of Viceroy Exploration Ltd., a public mineral exploration company

Thomas J. O’Neil (2)(4) Arizona, United States	Director since February 8, 2005	Independent contractor currently serving as a director of Fording, Inc. and Peru Copper

Miguel Grau M.(2) Lima, Peru	Director since February 6, 2006	Partner in Estudio Grau, Abogados, a law firm in Lima, Peru

David E. De Witt British Columbia, Canada	Vice President of Corporate Development; Director since November 24, 2004(5)	President of Pathway Capital Ltd., a private venture capital company

Thomas J. Findley Arizona, United States and Lima, Peru	Chief Financial Officer	Chief Financial Officer of Peru Copper

Patrick De Witt British Columbia, Canada	Director of Investor Relations and Governmental Affairs (Canada)	Director of Investor Relations and Governmental Affairs (Canada) of Peru Copper

Angel Alvarez Lima, Peru	Vice President, Exploration	Vice President, Exploration of Peru Copper

Paul M. Stein Ontario, Canada	Corporate Secretary	Partner, Cassels Brock & Blackwell LLP

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Environmental and Technical Committee.

(5)	Mr. De Witt also served as a director of the company from February 24, 2004 to June 8, 2004.

The principal occupations, businesses or employments of each of our directors and executive officers during the past five years are disclosed in the brief biographies set forth below.

J. David Lowell —Executive Chairman and Director. Mr. Lowell co-founded Minera Peru Copper S.A. in Peru in April 2003 and Peru Copper Syndicate Ltd. in the Cayman Islands in April 2003. In February 2004, Mr. Lowell co-founded Peru Copper Inc. in Canada. Mr. Lowell is also Manager of Lowell Mineral Exploration, LLC, a private mineral exploration company that he founded in 1961. In 1993, Mr. Lowell and Catherine McLeod-Seltzer co-founded Arequipa Resources Ltd. Mr. Lowell acted as Exploration Manager of Arequipa Resources Ltd. until 1996, when the company was acquired by Barrick Gold Corp. Mr. Lowell has been chairman of Lowell Mineral Exploration, LLC since 1998 and he continues in that position. From 2003 to 2005, Mr. Lowell served as Chairman of Bear Creek Mining Corporation. From 1999 to 2002, he was project manager for Ecuacorriente S.A., a joint mining venture between Lowell Mineral Exploration, LLC, Corriente Resources Inc. and BHP Billiton Ltd. Mr. Lowell has also been general partner for The Lowell Family Limited Partnership since 1998. Mr. Lowell received a Bachelor of Science degree in Mining Engineering, a Masters of Science degree in Geology and an Engineer of Geology degree from the University of Arizona in 1949, 1957 and 1959, respectively. Mr. Lowell is a citizen and resident of the United States.

Charles G. Preble—President, Chief Executive Officer and Director. Mr. Preble joined us as the President and Chief Executive Officer in January 2004 and as a Director in February 2004. Mr. Preble also serves as a director of Inca Pacific Resources, Inc., a Canadian public resource exploration company listed on the Toronto Stock Exchange with a focus on copper, molybdenum and gold projects in Peru. From September 2003 to December 2003, Mr. Preble served as a consultant to us. From August 1994 to March 2004, Mr. Preble served as a director of Banco Internacional del Peru Interbank. From July 1984 to April 1999, Mr. Preble was the President and Chief Executive Officer of Southern Copper Corporation (formerly Southern Peru Copper Corporation), a public copper mining company listed on the New York Stock Exchange and the Lima Stock Exchange, after which he retired until joining us. Mr. Preble is a member of the Society of Mining Engineers, Mining Foundation of the Southwest, Mining and Metallurgical Society of America and the Peruvian Institute of Mining Engineers. Mr. Preble holds a Bachelor of Science degree in Mining Engineering from the University of Arizona. Mr. Preble is a citizen of the United States and is a resident of the United States and Peru.

Catherine E. McLeod-Seltzer —Director. Ms. McLeod-Seltzer co-founded Minera Peru Copper S.A. in Peru in April 2003 and was elected a director of Peru Copper in February 2004. Ms. McLeod-Seltzer currently holds positions with the following public mining companies: Chairman and a director of Pacific Rim Mining Corp., which position she has held since April 1997; Co-Chairman and a director of Stornoway Diamond Corporation, which position she has held since November 11, 2001, Chairman of Bear Creek Mining Corporation, which position she has held since May 11, 2005, and a director of each of Bear Creek Mining Corporation since April 2000, Miramar Mining since March 2001 and Kinross Gold Corporation since October 2005. Ms. McLeod-Seltzer also served as a director of Francisco Gold Corp. from July 1993 to October 2002. In 1993, Ms. McLeod-Seltzer co-founded Arequipa Resources Ltd. with J. David Lowell, and acted as President and Chief Executive Officer of Arequipa Resources Ltd., until 1996, when the company was acquired by Barrick Gold Corp. Ms. McLeod-Seltzer received a Bachelor of Business Administration degree from Trinity Western University in British Columbia in 1984. Ms. McLeod-Seltzer is a citizen and resident of Canada.

George R. Ireland —Director. Mr. Ireland joined us in May 2004. Mr. Ireland is President of GRI Holdings LLC, an investment management company which manages Ring Partners L.P., a Colorado limited partnership, Geologic Resource Fund Ltd., a Grand Cayman investment company, and Geologic Resource Fund L.P., a Delaware Limited Partnership, which position he has held since June 2000. Prior to such time, Mr. Ireland was an analyst at Knott Partners L.P., a Delaware limited partnership, since May 1993. Mr. Ireland has also served as a director of Uranium Resources, Inc. since June 1995, and a director of Geoinformatics Exploration Inc. since November 2005. Mr. Ireland received a Bachelor of Science degree in Resource Economics and Geology from the University of Michigan in 1980. Mr. Ireland is a citizen and resident of the United States.

Carl L. Renzoni —Director. Mr. Renzoni joined our company in June 2004. Mr Renzoni was an investment banker at BMO Nesbitt Burns Inc. from June 1969 and more recently a Managing Director until his retirement in November 2001. Mr. Renzoni is also a director of Meridian Gold Inc., a gold mining and exploration company with operations in Chile and the Americas, which position he has held since May 2000. Meridian is based in Reno, Nevada and is listed on the New York Stock Exchange and the Toronto Stock Exchange. Since May, 2005, Mr. Renzoni has also served as a director of International Molybdenum plc, a U.K. based molybdenum exploration and development company operating in Greenland. Mr. Renzoni received an Honours Bachelor of Science degree in Geology from Queen’s University in Kingston, Ontario in 1963. Mr. Renzoni is a citizen and resident of Canada.

John P. Fairchild —Director. Mr. Fairchild was elected a director of Peru Copper in November 2004. Since November 2003, Mr. Fairchild has been employed as an independent contractor and since March 15, 2004 has served as Chief Financial Officer of Viceroy Exploration Ltd., a Canadian public company. From 1994 to November 2003, Mr. Fairchild served as Chief Financial Officer and Corporate Secretary of SIRIT Inc., a Canadian public company and its predecessor entities. From 1980 to 1994, Mr. Fairchild served as an audit partner of Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Fairchild graduated from Carleton University in Ottawa, Ontario with a B.A. in Mathematics and Economics in 1965 and has been a Chartered Accountant since 1968. Mr. Fairchild is a citizen and resident of Canada.

Thomas J. O’Neil – Director. Dr. O’Neil joined us in February 2005. Dr. O’Neil has been a director of the Mineral Information Institute from July 2001 to August 2005 and has been a director of Fording, Inc. since December 2002. From January 2000 to July 2003, Dr. O’Neil was President and Chief Operating Officer of Cleveland-Cliffs Inc. From December 2000 to December 2001, Dr. O’Neil was a director of Homestake Mining Co. From September 1968 to June 1981, Dr. O’Neil served on the faculty at the University of Arizona, in the Department of Mining and Geological Engineering; and from September 1972 to September 1980, Dr. O’Neil was the head of the Department of Mining and Geological Engineering there. Dr. O’Neil was elected to the National Academy of Engineering in 1999 and was inducted into the Southwest Mining Hall of Fame in 2003. Dr. O’Neil received a Bachelor of Science degree in Mining Engineering from Lehigh University in 1962, a Master of Science degree from Pennsylvania State University in 1966, and a Ph.D. in Mining Engineering from the University of Arizona in 1972. Dr. O’Neil is a citizen and resident of the United States.

Miguel Grau M. – Director. Dr. Grau joined us in February 2006. Dr. Grau has been a partner in the Lima, Peru law firm of Estudio Grau, Abogados, since 1978, with a practice focused on mining, oil and gas, foreign investment and corporate and commercial law. Dr. Grau also serves as a director of Bear Creek Mining Corporation, which position he has held since May 2003, and a director of Vena Resources Inc., a Canadian public mineral exploration company with a focus on Peru, which position he has held since May 2005. From March 1996 until December 2005, Dr. Grau served as a director of Compania Minera Antamina S.A., a public Peruvian copper producer. From March 2000 to March 2002, he served as chairman and director of Compania Minera Milpo S.A.A., a public Peruvian mining company. Dr. Grau graduated from San Marcos University in Lima in 1968 with a bachelor degree in law. Dr. Grau is a citizen and resident of Peru.

David E. De Witt—Director, Vice President of Corporate Development. Mr. De Witt was a co-founder of our company and a director until June of 2004. He rejoined our Board of Directors in November 2004. Mr. De Witt is the President and a director of Pathway Capital Ltd., a private venture capital company, which was founded in September 2004. From January 1997 to September 2004, he was a co-founder and director of Pacific Source Capital Ltd., also a private venture capital company. Mr. De Witt was a founding partner of De Witt Sedun, a law firm focused exclusively on securities law, from October 1992 to January 1997 and practiced corporate and securities law until his retirement from practice in 1997. He is currently a director and or officer of the following reporting companies: Bear Creek Mining Corporation since April 2003, Full Metal Minerals Ltd. since May 2004 and Galway Resources Ltd. since August 2004. He served as a director of Luna Gold Corp. from May 1997 to June 2005 and as an officer from July 1999 to June 2004. Mr. De Witt was also a director of Pacific Rim Mining Corp. from August 1998 to March 2003 and the Secretary of Geologix Explorations Inc. from August 1998 to January 1999 and its Chief Financial Officer from August 1998 to September 2003. Mr. De Witt graduated from the University of British Columbia with a Bachelor of Commerce degree in 1975 and a Bachelor of Law degree in 1978. Mr. De Witt is a citizen and resident of Canada.

Thomas J. Findley—Chief Financial Officer. Mr. Findley joined Peru Copper as Chief Financial Officer in February 2004. Mr. Findley has also been engaged in the development of a business to export art and crafts from Peru for sale in the U.S. since September 2000. He is the owner of Silver Llama Andean Exports EIRL in Peru and Silver Llama Andean Designs LLC in the U.S. which operates a retail outlet as well as a wholesale business in Arizona. From February 1999 to December 1999, he was the Chief Financial Officer of Southern Copper

Corporation (formerly Southern Peru Copper Corporation) in Lima, Peru. Southern Copper Corporation is a public mining company listed on The New York Stock Exchange and the Lima Stock Exchange. From July 1971 to January 1999, Mr. Findley held various positions with Asarco Incorporated, a public non-ferrous metals company, including Treasurer and Managing Director of Project Development. He graduated from Roanoke College in Virginia in 1970 with a Bachelor of Business Administration. Mr. Findley is a citizen of the United States and is a resident of the United States and Peru.

Patrick De Witt —Director of Investor Relations and Governmental Affairs (Canada). Mr. De Witt joined our company in May 2004. Since October 3, 2003 Mr. De Witt has been President, Principal Executive Officer, Treasurer, Principal Financial Officer and a member of the board of directors of Canpro Placement Services Inc., a job placement agency for people specializing in accounting and information technology, a US public company. Mr. De Witt has worked as a public relations consultant since May 2003. From January 2002 through April 2003, Mr. De Witt worked for VantagePoint Systems Inc. an ERP software company specializing in the packaging industry, in their corporate communications department. From May 2001 to November 2001, Mr. De Witt worked for Vanguard Shareholder Solutions Ltd., a public relations company. From May 1996 to April 2001, Mr. De Witt worked for the Bank of Montreal Investorline as registered securities trader and in various departments including the corporate reorganization and customer service departments. Mr. De Witt has completed the Canadian Securities Course as well as the Conduct and Practices Handbook Course. He devotes approximately 50% of his business time to Peru Copper Inc. and spends the remainder of his business time as an investor relations consultant, including for Bear Creek Mining Corporation. Mr. De Witt is a citizen and resident of Canada.

Angel Alvarez—Vice President—Exploration. Mr. Alvarez joined Minera Peru Copper S.A. as Exploration Manager for the Toromocho Project in June 2003. Prior to that, Mr. Alvarez was a Consultant Geologist of Centromin Peru Inc. from June 2000 to May 2003. Mr. Alvarez was previously General Manager of Centromin Peru Inc. from June 1998 until May 2000. Mr. Alvarez was Manager of Operations for Centromin from September 1996 to May 1998. Mr. Alvarez holds a Masters of Science degree from Montana School of Mines and has published several papers regarding geology in Peru, including one on the Toromocho deposit. Mr. Alvarez has also provided consulting services to several mining companies in Peru. Mr. Alvarez is a citizen and resident of Peru.

Paul M. Stein—Corporate Secretary. Mr. Stein has been corporate secretary of our company since May 2004. Mr. Stein is a partner at the law firm of Cassels Brock & Blackwell LLP, a position he has held since July 1994. Mr. Stein practices In addition, Mr. Stein holds the following public company positions: Corporate Secretary of Wheaton River Minerals Ltd., a gold producing company, since August 1993; Corporate Secretary of Rentcash Inc., a broker for cash-advance lenders and a furniture and electronics rental stores operator, since January 2002; Corporate Secretary of Tahera Diamond Corporation, an exploration company, since June 2004; and Assistant Corporate Secretary of Sirit Inc., a technology design and manufacturing company, since October 2003. Mr. Stein was a director of Tahera Diamond Corporation from June 2001 until June 2004. Mr. Stein received his LLB in 1981 from the University of Western Ontario. Mr. Stein is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2004 publication and is recognized as one of the leading lawyers in Canada in the 2005 Lexpert/American Lawyer Guide. Mr. Stein is a citizen and resident of Canada.

As of the date hereof, our directors and executive officers, as a group, beneficially own, directly or indirectly, or exercised control or direction over 28,971,161 common shares, representing approximately 25% of our total number of issued and outstanding common shares outstanding.

Conflicts of Interest

To our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among Peru Copper, or any of our subsidiaries, and any of our directors or officers, except that certain of our directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director and/or officer of Peru Copper and their duties as a director, officer, promoter or member of management of such other companies. See “Directors and Officers”.

Certain of our directors serve as directors of companies that may enter into contracts with us in the future. In the event this occurs, a conflict of interest will exist. In accordance with the Canada Business Corporations Act, directors are required to act honestly and in good faith with a view to the best interests of Peru Copper. In addition, directors in a conflict of interest position are required to disclose certain conflicts to us and to abstain from voting in connection with the matter.

Our directors and officers have been advised of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9

PROMOTERS

During the three most recently completed financial years of the company, J. David Lowell, Executive Chairman and a director of Peru Copper, Catherine McLeod-Seltzer, a director of Peru Copper and David E. De Witt, Vice President of Corporate Development and a director of Peru Copper, have taken the initiative in founding and organizing the business of the company and, accordingly, may be considered to be promoters of Peru Copper within the meaning of applicable securities legislation. As of the date hereof, each of the promoters own directly or indirectly, exercise control and/or direction over that number of our issued and outstanding common shares as set forth below:

Promoter	Number of common shares, directly or indirectly, owned or over which control and/or direction is exercised		Percentage of common shares, directly or indirectly, owned or over which control and/or direction is exercised
J. David Lowell	15,340,000	(1)	13%
Catherine E. McLeod-Seltzer	4,300,000		3.6%
David E. De Witt	6,945,001	(2)	5.9%

(1)	Mr. Lowell and his wife, Edith Lowell, exercise control and direction over these shares in their capacity as trustees of the Lowell Family Trust UA.

(2)	All of these shares, other than one share held directly by Mr. De Witt, are directly owned by Fisherking Holdings Ltd., a company controlled by Mr. De Witt.

ITEM 10

LEGAL PROCEEDINGS

Compania Minera Natividad

On November 8 and November 9, 2004, Minera Peru Copper S.A. received an “invitation to a conciliation audience” which was presented by Compania Minera Natividad (owned by Pan American Silver Corp.). The conciliation audience is a pre-requisite required by law to give the involved parties an opportunity to resolve their differences before initiating a legal action. Natividad is disputing our purchase of a 50% ownership interest in four mining concessions that are located outside of the area where the Toromocho Project concessions are located, on the grounds that it had a right of first refusal to such interests. Natividad is the owner of the other 50% interest in the four mining concessions.

On January 26, 2005, Compania Minera Natividad initiated legal proceedings against Minera Peru Copper and the Marcionelli family, the previous owner of 15% of the 50% interest in the four mining concessions that we purchased. Compania Minera Natividad claims that the previous owner’s sale of their interest in the four mining concessions to Minera Peru Copper S.A. was invalid because under applicable law Compania Minera Natividad had a right of first refusal with respect to the four mining concessions. The Company answered the complaint in a timely fashion and intends to proceed with the acquisition. The purchase price for the concessions is approximately $50,000. Although the results of this litigation cannot be predicted with certainty, because this litigation relates to only four mining concessions we believe that the final outcome will not have a material adverse effect on our business or on our ability to complete exploration and development of the Toromocho Project.

Austria Duvaz S.A.C.

On May 9, 2005, we entered into purchase agreements whereby we can acquire up to approximately US$9.6 million in outstanding bank debt of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) from three lender banks in Peru. Austria Duvaz owns a mining concession and surface rights adjacent to the Toromocho Project and operates a small underground mine in the Morococha area. We have entered into agreements under which we are obligated to pay approximately US$3.1 million for the acquisition of the debt. As of August 9, 2005, we have paid or accrued US$1.3 million relating to the acquisition of the debts. The majority of the remaining payments of US$1.8 million are contingent upon certain judicial and bankruptcy proceedings in Peru.

On May 9, 2005, we filed an application to place Austria Duvaz into bankruptcy proceedings with the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”), an agency of the Peruvian government charged with the administration of bankruptcy proceedings. On August 4, 2005, the Bankruptcy Proceedings Commission of INDECOPI ruled against the Company’s application, and on August 11, 2005 we filed an appeal of the Commission’s ruling. On appeal, a tribunal of INDECOPI, on October 31, 2005, vacated the Commission’s ruling on procedural grounds and remanded the matter with instructions for the Commission to issue a new ruling consistent with the principles of due process.

On June 3, 2005 we received notice of a preliminary injunction, issued by a Peruvian court, preventing us from acquiring additional debt of Austria Duvaz. We have appealed the decision to issue the injunction on substantive and procedural grounds. On June 6, 2005, Minera Peru Copper S.A. received an invitation to a conciliation audience from Austria Duvaz, indicating that it may file a law suit seeking damages of up to US$15 million. On June 9, 2005, the parties met in a conciliation audience but were unable to reach an agreement. On August 10, 2005, Austria Duvaz initiated a proceeding against the Company in a Peruvian court claiming, among other things, damages in the amount of US$15 million.

On March 17, 2006, the Company entered into an agreement which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz. The Company will pay US$1.0 million for a six-month option period during which a due diligence review will be made of the Austria Duvaz holdings, facilities and operations. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years. During the initial option period, legal proceedings pending in Peru between the Company and Austria Duvaz will be suspended.

ITEM 11

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or as disclosed elsewhere herein, none of our directors, executive officers or principal shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the company or any of its subsidiaries.

Pursuant to our share exchange and the secondary private placement completed on April 30, 2004, certain of our directors and executive officers, or associates thereof, directly or indirectly, exchanged shares of Peru Copper Syndicate Ltd. for common shares and notes of Peru Copper, which notes were subsequently sold by such persons under the secondary private placement. Catherine McLeod-Seltzer, a director of Peru Copper, received 4,300,000 common shares and 700,000 notes under the share exchange, which notes were then sold under the secondary private placement for gross proceeds of US$980,000. The Lowell Family Trust UA, of which J. David Lowell,

Executive Chairman and a director of Peru Copper, is the trustee, received 11,800,000 common shares and 700,000 notes under the share exchange, which notes were then sold under the secondary private placement for gross proceeds of US$980,000. Fisherking Holdings Ltd., a company controlled by David E. DeWitt, a director and Vice President of Corporate Development of Peru Copper, received 600,000 notes under the share exchange, which notes were then sold under the secondary private placement for gross proceeds of US$840,000.

Pursuant to our initial public offering on October 6, 2004, our officers and directors, and associates thereof, purchased an aggregate of 7,040,000 units, representing approximately 20% of the public offering.

Mr. Thomas Seltzer, the spouse of Catherine McLeod-Seltzer, is Vice President Retail Sales at Haywood Securities Inc., one of the underwriters in our initial public offering, and earned approximately $26,422 and US$34,180 in commissions from the sale of securities in our March 2004 private placement and our October 2004 initial public offering.

On December 1, 2004, we entered into consulting agreements with each of Lowell Mineral Exploration LLC (of which J. David Lowell is Manager), and Catherine McLeod-Seltzer. Ms. McLeod-Seltzer’s agreement provides for a monthly consulting fee of US$2,500 and reimbursement of expenses in the amount of $500 per month. For the year ended December 31, 2005, a total of US$30,000 in consulting fees and $6,000 for reimbursement of expenses was paid to Ms. McLeod-Seltzer pursuant to this agreement. Mr. Lowell’s agreement provides for an annual consulting fee of US$100,000 and US$3,000 per month reimbursement for expenses. Effective April 1, 2005, this annual consulting fee was increased to US$150,000. For the year ended December 31, 2005, a total of US$137,500 in consulting fees and US$36,000 for reimbursement expenses was paid to Mr. Lowell pursuant to this agreement.

On December 1, 2004, we entered into a consulting services agreement with Pathway Capital Ltd., which provides for a monthly consulting fee of $6,000 and can be terminated by either party with thirty (30) days written notice. During the year ended December 31, 2005, a total of $72,000 was paid to Pathway Capital pursuant to this consulting services agreement.

In addition, Pathway Capital Ltd. (of which David E. De Witt is President and a director) provides certain management services, including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The management services agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including $1,250 per month attributable to overhead, which includes office space. For the year ended December 31, 2005, a total of US$86,021 was paid to Pathway Capital Ltd. pursuant to the management services agreement.

In June 2004, we entered into a sublease arrangement for an apartment owned by Charles Preble, our President and Chief Executive Officer, at a monthly lease rate of US$800, which is based on prevailing market rents for similar apartments in the area. The apartment is located in Lima, Peru and has been sublet for use by J. David Lowell and another one of our co-founders. For the year ended December 31, 2004, we paid approximately US$9,600 to Mr. Preble under the sublease.

J. David Lowell provided collateral for a letter of credit issued to comply with the guarantee required under our option agreement with Centromin in connection with our Toromocho Project in Peru. As consideration for providing the collateral, we paid Mr. Lowell a fee of 12% per annum on the amount guaranteed. The total amount paid and accrued for the year ended December 31, 2005 was US$190,000, and was capitalized in exploration properties. This letter of credit was cancelled in October 2004, when the first year minimum required expenditures under the Toromocho Option Agreement were met.

ITEM 12

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for our common shares and warrants is Computershare Trust Company of Canada at its principal offices in Toronto, Canada, and its affiliate, Computershare Trust Company Inc. located in Golden, Colorado is acting as US co-transfer agent.

ITEM 13

MATERIAL CONTRACTS

The only contracts that we have entered into, other than in the ordinary course of business, within the most recently completed financial year, or within the last three most recently completed financial years but that are still in effect, that we consider to be material to our business, are as follows:

1. Toromocho Option Agreement dated as of June 11, 2003 between Minera Peru Copper and Centromin. See “General Development of the Business of the Company – Three Year History”. The key terms of the Toromocho Option Agreement are described below:

The Toromocho Option has an initial one-year term with four possible annual extensions, expiring on June 11, 2008. On May 25, 2004, we provided Centromin with notice to extend the agreement for a second year and on June 11, 2005 we provided notice to extend the agreement for a third year. The Toromocho Option Agreement requires us to fulfill certain minimum expenditure requirements in order to maintain the Toromocho Option in good standing, which equal to US$12 million over a maximum five-year period. In the first two contract years, ended June 10, 2005, we expended US$14.3 million meeting the minimum expenditure requirement for the entire five year option exercise period.

In addition, under the terms of the Toromocho Option Agreement, we paid US$1,000,000 to Centromin on September 15, 2004 to be used by Centromin to establish a trust fund to improve the economic and social activities in the areas of influence of the Toromocho Project and US$1,000,000 to an Environmental Health Fund maintained by Centromin on September 15, 2005, which amount was credited against future royalties payable by us upon exercise of the Toromocho Option.

Under the terms of the Toromocho Option Agreement, we may exercise the Toromocho Option in either of two ways. The first is to provide to Centromin: (i) evidence that we have at least one mining operation or concentration operation with a treatment capacity of at least 10,000 tonnes per day (which can include the production capacity of our subsidiaries); (ii) evidence that we have net shareholders’ equity of not less than US$100,000,000; (iii) annual reports and corresponding financial statements for our three most recently completed financial years or, alternatively, if we have not been required to prepare annual reports, a report prepared by a qualifying auditor acceptable to Centromin, regarding our net shareholder’s equity based on our available financial information for the prior three years; and (iv) a feasibility study prepared in accordance with international standards generally accepted within the mining industry, which estimates the total investment required to develop the Toromocho Project and a timetable setting out our required annual expenditures to develop the Toromocho Project. The second method by which we may exercise the Toromocho Option is for us to provide Centromin with: (i) the feasibility study and (ii) evidence that a qualifying financial institution, acceptable to Centromin, is willing to provide the financing required to develop the Toromocho Project in accordance with the terms of the Feasibility Study. Upon the exercise of the Toromocho Option, we will enter into the Toromocho Transfer Agreement with Centromin which provides for the transfer to us of Centromin’s rights in the concessions and the related assets comprising the Toromocho Project. Upon entering into the Toromocho Transfer Agreement, we will be required to expend within five years of exercising the Toromocho Option a minimum of 70% of the investment necessary to economically develop the concessions as stated in the Feasibility Study. In the event that we do not comply with the minimum investment requirement, we will be required to pay to the Environmental Health Fund of Centromin a cash penalty of 30% of the amount of the minimum investment required. In the event that we do not satisfy all of the requirements of, commit a breach of, or fail to exercise the Toromocho Option Agreement, Centromin may cancel the Toromocho Option, resulting in the loss of our interest in the Toromocho Project.

Pursuant to the terms of the Toromocho Option, we have assumed all responsibility for mitigating and controlling emissions from the Toromocho Project resulting from our exploration activities, as well as remedying any adverse environmental effects and/or claims relating to any environmental damage arising from our exploration activities. Any environmental damage that occurred prior to the date we entered into the Toromocho Option Agreement is the responsibility of Centromin during the term of the Toromocho Option Agreement. Once the Toromocho Option has been exercised, we will assume responsibility for repair of the environmental impacts produced by exploration and extraction activities of Centromin and its predecessors on the concessions, and for maintenance and monitoring of areas repaired by Centromin. We also will assume the obligation to pay for the treatment of water generated by our activities on the Toromocho Project that is discharged into the Kingsmill Tunnel at a treatment plant which is to be built by Centromin based on treatment costs reduced proportionately based on the amount of water used by us from the water treatment plant. Centromin has agreed to indemnify us against third party claims in connection with environmental damage attributable to the activities of Centromin or its predecessors, provided that we fulfill our investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option. In the event that we fail to fulfill our investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option, we will become liable for all environmental damage caused both by us and by Centromin and its predecessors.

Upon the exercise of the Toromocho Option and the execution of Toromocho Transfer Agreement, we are required to deliver to Centromin a performance bond or letter of credit in the amount of US$30,000,000, which shall have a one year term, renewable yearly for a maximum term of five years. The amount of the performance bond or letter of credit, as the case may be, will be reduced in proportion to the actual investment commitment.

Upon exercise of the Toromocho Option, we will also be required to pay to Centromin every six months thereafter a royalty on any of our net sales derived from the minerals sold from the development of the mining concessions. For each six month period, the percentage of royalties payable will be determined in accordance with a formula based on average London Metals Exchange copper price ranges during the period, as follows:

(a)	for a copper price less than or equal to $0.80 per pound, 0.51% of net sales;

(b)	or a copper price of between $0.80 and $1.10 per pound, a percentage determined as follows: royalty =(4.0 x price of copper per pound - 2.69)%; and

(c)	for a copper price greater than or equal to or $1.10 per pound, 1.71% of net sales.

In addition, equivalent royalties are payable on the value of other minerals extracted together with the copper also on a net smelter return basis. In the event that we fail to make the required royalty payments within 30 days following the specified date for payment thereof, Centromin has the right to terminate the Toromocho Transfer Agreement. Upon such termination, we will not be entitled to any reimbursement of any investments made. In the event that we fail to commence marketing the minerals extracted from the concessions before the beginning of the sixth year following exercise of the Toromocho Option, we are required by the Toromocho Transfer Agreement to pay to Centromin 70% of the royalty required by the Toromocho Transfer Agreement for each six month period thereafter. In addition to the royalty payments, upon the commencement of commercial operations, we will be required to pay to Centromin every six months the sum of US$100,000 to the trust fund established by Centromin to improve the economic and social activities in the areas of influence of the Toromocho Project.

Prior to exercising the Toromocho Option, we may undertake exploration and technical studies of, but are not permitted to exploit, the mining concessions comprising the Toromocho Project.

2. First Addendum to the Toromocho Option Agreement dated as of November 12, 2003 between Minera Peru Copper and Centromin. See “General Development of the Business of the Company” – “Three Year History”. The key terms of the First Addendum are as described below:

On November 12, 2003, Minera Peru Copper entered into the First Addendum with Centromin pursuant to which Centromin provided Minera Peru Copper with the right to grant to Corona an option to purchase the mineral concessions comprising the Buenaventura area in Morococha totalling 3.1509 hectares.

3. Second Addendum to the Toromocho Option Agreement dated as of August 26, 2004 between Minera Peru Copper and Centromin. See “General Development of the Business of the Company” – “Three Year History”. The key terms of the Second Addendum are as described below:

The Second Addendum was entered into in order to modify certain of the terms of the Toromocho Option Agreement as follows: (i) modify the content of the Feasibility Study; (ii) allow six-month audits of expenditures which qualify under the Toromocho Option; (iii) adjust the amount of the performance bond described in the Toromocho Option as US$1,000,000 once the total spending requirement is met or exceeded, and to further reduce the bond to US$500,000 once total reclamation costs do not exceed US$500,000; (iv) accelerate the payment of US$1,000,000 to a social trust fund to September 15, 2004; (v) accelerate the advance payment of US$1,000,000 to an environmental fund to September 15, 2005 (such payment is an advance against future royalties); (vi) clarify that for the purposes of the Transfer Agreement, commercial operations will be deemed to have begun with the first sale of minerals from the Toromocho concessions; and (vii) modify the Transfer Agreement to provide that a performance bond of US$30,000,000 will be posted by us once construction of the Project begins. The amount of the bond will be reduced in proportion to expenditures made as compared to the total capital cost.

4. Corona Transfer Agreement dated as of November 19, 2003 between Minera Peru Copper and Corona See “General Development of the Business of the Company” – “Three Year History”. The key terms of the Corona Transfer Agreement are as described below:

On November 19, 2003, Minera Peru Copper Syndicate S.A. entered into the Corona Transfer Agreement with Corona in connection with the grant by Corona to Minera Peru Copper of an option to purchase several concessions that are within the boundary of the proposed pit for the Toromocho Project totalling 6.65 hectares (the “Corona Area”). The Corona Transfer Agreement is for a term of five years, expiring in November 2008. We may exercise our option under this agreement and enter into a final transfer agreement (the “Final Corona Transfer Agreement”) with Corona at any time provided that we have exercised the Toromocho Option with Centromin under the Toromocho Option Agreement. Minera Peru Copper may terminate the Corona Transfer Agreement at any time upon written notice to Corona. Corona has agreed to enter into the Final Corona Transfer Agreement with Minera Peru Copper in the future to provide for the transfer of the mining concessions in the Corona area. Under the terms of the Final Corona Transfer Agreement, the aggregate cost to us to acquire from Corona the mining concessions in the Corona Area will be US$1,000.

5. MPCS Assignment Agreement dated as of November 19, 1003, between Minera Peru Copper Syndicate S.A. and Corona. See “General Development of the Business of the Company” – “Three Year History”. The key terms of the MPCS Assignment Agreement are as follows:

On November 19, 2003, Minera Peru Copper entered into an assignment agreement with Corona by the terms of which Minera Peru Copper has granted Corona an option to purchase the mineral concession comprising the Buenaventura area in Morococha totalling 36.1509 hectares (the “Assigned Area”).

The MPCS Assignment Agreement is for a term of five years, expiring in November 2008. Corona may exercise its option under the MPCS Assignment Agreement and enter into a final assignment agreement (the “Final Assignment Agreement”) with us at any time during the term of the MPCS Assignment Agreement, provided that (i) we have exercised the Toromocho Option with Centromin under the Toromocho Option Agreement; and (ii) we have divided a mineral concession contained within the Assigned Area, consisting of 6.6521 hectares, in order to make the Assigned Area an independent mining concession. Corona may terminate the MPCS Assignment Agreement at any time upon 30 days’ written notice to MPCS. The Final Assignment Agreement is for a term of 30 years and shall provide that: (a) the development of the Toromocho Project shall take priority over any exploration and exploitation of any mining rights in the Assigned Area assigned to Corona; (b) Minera Peru Copper has, in its sole discretion, the power to terminate the Final Assignment Agreement and concession contract granted thereunder at any time upon 60 days’ written notice to Corona. If Minera Peru Copper terminates the Final Assignment Agreement within the first five years of the term of such agreement, we will pay to Corona the sum of US$8,000,000, and if Minera Peru Copper terminates the Final Assignment Agreement at any time after the first five years of its term, we must pay to Corona the sum of US$2,000,000; (c) Corona shall be responsible for the payment of royalties on the minerals extracted from the Assigned Area and sold to third parties; and (d) Corona shall be responsible for its own obligations under the terms of the Final Assignment Agreement and any default thereunder on the part of Corona shall have no adverse impact on our obligations to Centromin.

ITEM 14

INTERESTS OF EXPERTS

We retained IMC to provide an independent statement of resources for the Toromocho porphyry copper deposit in central Peru and to prepare a technical report of the property within the meaning of NI 43-101. We subsequently retained MAG to provide a preliminary assessment of the net present value of the resources for the Toromocho Project, as calculated by IMC, and a review of the options for metallurgical processing currently being tested by Metcon Research, Inc. in Tucson, Arizona. Information in this annual information form of an economic, scientific or technical nature in respect of the Toromocho Project is based upon the Technical Report dated August 25, 2004, an updated mineral reserve and resource estimate dated March 27, 2006, prepared by John M. Marek P.E., who is employed as the President and Senior Mining Engineer of IMC and who is a “Qualified Person” as such term is defined in NI 43-101, and based upon the Preliminary Assessment dated August 26, 2004, as amended September 16, 2004, prepared by Martin C. Kuhn, P.E., who is employed as a Senior Principal of MAG, Peter J. Crescenzo, P.E., who is employed as a Senior Principal of MAG and Donald F. Earnest, P.G., who is employed as a Consulting Mining Geologist by MAG, and each of whom is a “Qualified Person” as such term is defined in NI 43-101. Each of IMC and John M. Marek and each of MAG, Martin C. Kuhn, Peter J. Crescenzo and Donald F. Earnest is independent of us within the meaning of NI 43-101, and none have any interest in any of our, or our associates’ or affiliates’, securities or other property, nor do they expect to receive or acquire any such interests.

Information in this annual information form of an economic, scientific or technical nature in respect of the Toromocho Project is also based on the Pre-Feasibility Technical Report dated March 27, 2006, prepared by each of J.W. Gulyas, who is a Professional Engineer of SNC-Lavalin Chile S.A. (“SNC-Lavalin”)and who is a “Qualified Person” as such term is defined in NI 43-101, Mr. John Marek of IMC and Dr. Martin Kuhn of MAG. Each of Mr. Gulyas and SNC-Lavalin is independent of us within the meaning of NI 43-101, and neither has any interest in any of our, or our associates, securities or other property, nor do they expect to receive or acquire any such interests.

ITEM 15

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board of Directors. A copy of the charter is attached hereto as Schedule “A”.

The Audit Committee is comprised of three directors, all of whom are independent directors: John P. Fairchild (Chair), Carl Renzoni and George R. Ireland. In addition to being independent directors as described above, all members of our Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their directors fees and committee member fees are the only compensation they, or their firms, receive from us and that they are not affiliated with the company. The meaning of independence under 52-110 is set out in “Schedule “A” to the Audit Committee’s charter. Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

The Audit Committee met eight times during the most recently completed financial year, of which Messr. Fairchild attended 8 of 8, Messr. Renzoni attended 6 of 8 and Messr. Ireland attended 5 of 8.

Relevant Educational Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

John P. Fairchild – Mr. Fairchild is a Chartered Accountant with over 25 years of experience in the public company natural resource sector, with 14 years as an audit partner with a major accounting firm, Coopers & Lybrand (now PricewaterhouseCoopers LLP), 9 years (until December 2003) as Chief Financial Officer and Corporate Secretary of TSX-listed company Jordex Resources Inc./iTech Capital Corp./Sirit Inc. and as an independent contractor, including Chief Financial Officer of Viceroy Exploration Ltd. which is a TSX listed company, an SEC registrant and a US foreign private issuer. Mr. Fairchild holds a Bachelor of Arts degree in math and economics from Carleton University.

Carl Renzoni – Mr. Renzoni has over 30 years experience in both the finance and mining industries through his work in investment banking with BMO Nesbitt Burns Inc. from June 1969 until his retirement in November 2001. Mr. Renzoni holds an Honours Bachelor of Science degree in Geology from Queens University.

George R. Ireland – Mr Ireland has over 25 years experience in both finance and the mining industry through his work in the treasury department of Asarco, Incorporated, a then NYSE company. In addition, he has held senior management positions in the investment industry, specializing in mining. His work has required extensive review and analysis of financial statements. Mr. Ireland holds a Bachelor of Science degree in Resource Economics and Geology from the University of Michigan.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by our external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by our external auditors for the year ended December 31, 2005 were $221,210 (December 31, 2004 - $124,019). These fees related to the audit of our consolidated financial statements for the period ended December 31, 2005 and review of the interim consolidated financial statements.

Audited-Related Fees

The aggregate audit-related fees billed by our external auditors for the year ended December 31, 2005 were $4,800 (December 31, 2004 - $14,000). These fees related to consultations concerning accounting and financial reporting matters.

Tax Fees

Tax fees in respect of tax compliance, tax advice and tax planning billed by our external auditors for the year ended December 31, 2005 were $7,693 (December 31, 2004 - $32,403).

All Other Fees

Other fees billed by our external auditors for the year ended December 31, 2005 were Nil (December 31, 2004 - $72,000 for French translation services in connection with our initial public offering).

ITEM 16

ADDITIONAL INFORMATION

Additional information relating to the company may be found on SEDAR at www.sedar.com, including directors’ and officers’ remuneration and indebtedness, our principal holders and securities authorized for issuance under equity compensation plans, as applicable, all of which is contained in our management information circular dated March 31, 2006. Additional financial information is provided in our financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2005, which can also be found on SEDAR at www.sedar.com.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

I.	Purpose

The Audit Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibilities to the shareholders of Peru Copper Inc. (the “Company”) and the investment community. The Audit Committee’s primary duties and responsibilities are to:

•	Oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditors’ qualifications and independence; and (iv) the performance of the Company’s internal audit function.

•	Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

•	Review and appraise the audit activities of the Company’s independent auditors and the internal auditing functions.

•	Annually evaluate the performance of the Audit Committee.

•	Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.

II.	Composition

The Audit Committee shall be comprised of at least three directors. Each Committee member shall be an “independent director”, meaning he or she has no direct or indirect material relationship with the Company in accordance with the requirements of Multilateral Instrument 52-110 Audit Committees, which is currently under review for amendment. The applicable proposed amended requirements are set out in Schedule “A” attached hereto. Each Committee member must also be independent in accordance with the applicable requirements of the American Stock Exchange Company Guide, set out in Schedule “B” hereto, and SEC Rule 10A-3.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” in accordance with the requirements of Multilateral Instrument 52-110 and be able to read and understand fundamental financial statements as required by Section 121 B (2) (a) (ii) of the American Stock Exchange Company Guide. At least one member shall meet the requirements of financial sophistication set forth in Section 121 B (2) (a) (ii) of the American Stock Exchange Company Guide and be an “audit committee financial expert” as defined by Item 401 (h) of SEC Regulation S-K.

As the rules set out in Schedules “A” and “B” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedules gets up dated accordingly when required.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

III.	Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

•	Annual review of the adequacy of this Charter and revision of this Charter as necessary with the approval of the Board of Directors and shall annually review the Committee’s own performance.

•	Having sole authority (subject, if applicable to shareholder ratification) regarding the selection, the appointment, the overseeing, evaluation, compensation and, if necessary, the replacement of the independent auditors who prepare or issue an auditors’ report or perform other audit, review or attest services for the Company, including resolution of disagreements between management and the independent auditor regarding financial reporting.

•	Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

•	Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and the Company and any other factors that might affect the objectivity and independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions and recommendations on the independence of the auditors and the basis for these conclusions.

•	Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•	The Committee shall pre-approve all auditing services, internal control-related services and permitted non-audit services (including the terms thereof) to be performed for the Company

•	by its independent auditor, subject to the de minimus exceptions for non-audit services described in section 10 A (i) (l) (B) of the Securities Exchange Act which are approved by the Audit Committee prior to the completion of the audit.

•	Meeting with the auditors and financial management of the Company to review the scope of the proposed audit for the current year, its staffing and the audit procedures to be used.

•	Reviewing with management and the independent auditors:

•	the Company’s annual audited and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and ensuring that:

•	management has reviewed the financial statements with the audit committee, including significant judgments affecting the financial statements

•	the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

•	the Committee has received the assurance of both financial management and the independent auditors that the Company’s financial statements are fairly presented in conformity with Canadian GAAP in all material respects

•	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

•	Review and discuss with management (including the senior internal audit executive) and the independent auditor the Company’s internal controls report and the independent auditor’s certification of the report, and review disclosures made to the Committee by the CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

•	Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

•	Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

•	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of the Company.

•	Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors and review and

•	discuss material written communications between management and the independent auditors, such as any management letter of schedule of unadjusted differences.

•	Making inquires of management and the independent auditors to identify significant business, political, financial, litigation and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

•	Assessing the overall process for identifying principal business, political, financial, litigation and control risks and providing its views on the effectiveness of this process to the Board.

•	Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

•	Obtaining reports from management, the Company’s internal auditor and the independent auditor that the Company is in conformity with legal requirements and the Company’s Code of Business Conduct and Ethics and reviewing reports and disclosures of insider and affiliated party transactions.

•	Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

•	At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) (to assess the auditors’ independence) all relationships between the independent auditors and the Company.

•	Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.

•	Engaging and compensating (for which the Company will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

•	Discuss with the Company’s legal counsel legal matters that may have a material impact on the financial statements or of the Company’s compliance policies and internal controls.

•	Reporting annually to the shareholders in the Company’s Annual Information Form prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.	Meetings

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee shall meet periodically in separate executive sessions with management (including the Chief Financial Officer), the internal auditors and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

SCHEDULE “A” TO AUDIT COMMITTEE CHARTER

Independence Requirements under Multilateral Instrument 52-110 Audit Committees

Pursuant to Multilateral Instrument 52-110 Audit Committees, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

For greater certainty, the following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serve or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than Cdn.$75,000 per year in direct compensation from the Company during any 12 month period within the last three years.

Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because he or she had a relationship identified above if that relationship ended before March 30, 2004, or because he or she had a relationship identified above in relation to a Subsidiary of the Company if that relationship ended before June 30, 2005.

For the purposes of clauses (c) and (d) above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

For the purposes of clause (f) above, direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or any board committee of the Company, and

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(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the Company, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Company on a part-time basis.

References above to the Company include a subsidiary entity of the Company and a parent of the Company.

Additional Independence Requirements under Multilateral Instrument 52-110 Audit Committees

Despite any determination made based on the above-noted tests and guidelines, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the Company or any of its subsidiary entities, is considered to have a material relationship with the Company.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

Financial Literacy under Multilateral Instrument 52-110

Being “financially literate”, in accordance with Multilateral Instrument 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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SCHEDULE “B” TO AUDIT COMMITTEE CHARTER

Independence Requirements under the American Stock Exchange Company Guideline

“Independent director” means a person other than an officer or employee of the Company or any parent or subsidiary. No director qualifies as independent unless the Board affirmatively determines that the director does not have a material relationship with the Company that would interfere with the exercise of independent judgment. The following is a non-exclusive list of persons who shall not be considered independent:

(a)	a director who is, or during the past three years was, employed by the company or by any parent or subsidiary of the Company, other than prior employment as an interim Chairman or CEO;

(b)	a director who accepts or has an immediate family member who accepts any payments from the Company or any parent or subsidiary of the Company in excess of US$60,000 during the current or any of the past three fiscal years, other than the following:

(1)	compensation for Board service,

(2)	payments arising solely from investments in the Company’s securities,

(3)	compensation paid to an immediate family member who is a non-executive employee of the Company or of a parent or subsidiary of the Company,

(4)	compensation received for former service as an interim Chairman or CEO,

(5)	benefits under a tax-qualified retirement plan,

(6)	non-discretionary compensation,

(7)	loans permitted under Section 13(k) of the Exchange Act,

(8)	loans from a financial institution provided that the loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public, (iii) did not involve more than a normal degree of risk or other unfavorable factors, and (iv) were not otherwise subject to the specific disclosure requirements of SEC Regulation S-K, Item 404, or

(9)	payments from a financial institution in connection with the deposit of funds or the financial institution acting in an agency capacity, provided such payments were (i) made in the ordinary course of business, (ii) made on substantially the same terms as those prevailing at the time for comparable transactions with the general public , and (iii) not otherwise subject to the disclosure requirements of SEC Regulation S-K, Item 404.

(c)	a director who is an immediate family member of an individual who is, or has been in any of the past three years, employed by the Company or any parent or subsidiary of the company as an executive officer;

(d)	a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the most recent three fiscal years;

(e)	a director of the Company who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company’s executive officers serve on that entity’s compensation committee;

(f)	a director who is, or has an immediate family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

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